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                                        File No. 039481-0002

September 22, 2005

VIA EDGAR AND HAND DELIVERY

Mr. Mark P. Shuman
Branch Chief - Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549


      RE:   DEALERTRACK HOLDINGS, INC.
            REGISTRATION STATEMENT ON FORM S-1
            FILED ON JULY 28, 2005
            FILE NO. 333-126944

Dear Mr. Shuman:

      On behalf of DealerTrack Holdings, Inc. (the "REGISTRANT"), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the "COMMISSION") set forth in your letter dated August 24, 2005, with respect to the Registrant's above-referenced Registration Statement on Form S-1 filed with the Commission on July 28, 2005 (the "REGISTRATION STATEMENT"). Earlier today, the Registrant filed via EDGAR Amendment No. 1 to the Registration Statement ("AMENDMENT NO. 1") revised to reflect changes prompted by your comments and to include certain other information, including second quarter financial information for the Registrant. Amendment No. 1 contains the various revisions described below. For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 1, two of which have been marked to show changes from the Registration Statement. Attached to this letter are several exhibits that address certain of the topics addressed in this letter. Exhibit A sets forth the relevant portions of the supporting materials for the market and industry data cited in the prospectus. Exhibit B sets forth a detailed analysis of the accounting treatment of all stock options granted since January 1, 2004. Exhibit C sets forth one of the Registrant's underwriter's NetRoadshow Master Services Agreement. Exhibit D sets forth materials relating to the Registrant's directed share program. Exhibit E sets forth a summary of the Registrant's equity transactions up to the current date.

      The Staff's comments are set forth below in bold, followed by the Registrant's responses to each comment.

GENERAL

   1. WE WILL PROCESS YOUR AMENDMENTS WITHOUT PRICE RANGES. SINCE THE PRICE RANGE YOU SELECT WILL AFFECT DISCLOSURE IN SEVERAL SECTIONS OF THE FILING, WE WILL NEED SUFFICIENT TIME TO PROCESS YOUR AMENDMENTS ONCE A PRICE RANGE IS INCLUDED AND THE MATERIAL INFORMATION
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MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
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         NOW APPEARING BLANK THROUGHOUT THE DOCUMENT HAS BEEN PROVIDED. PLEASE
         UNDERSTAND THAT THE EFFECT OF THE PRICE RANGE ON DISCLOSURE THROUGHOUT THE DOCUMENT MAY CAUSE US TO RAISE ISSUES ON AREAS NOT PREVIOUSLY COMMENTED ON.

Response: The Registrant respectfully acknowledges the Staff's comment.

   2. WE NOTE THE INCLUSION OF RED HERRING LANGUAGE IN THE COVER PAGE. PLEASE CONFIRM THAT YOU HAVE NOT YET CIRCULATED THE PRELIMINARY PROSPECTUS. ANY PROSPECTUS THAT YOU CIRCULATE SHOULD BE COMPLETE EXCEPT FOR THE LIMITED INFORMATION YOU CHOOSE TO OMIT IN RELIANCE UPON RULE 430A.

Response: The Registrant confirms that it has not circulated a preliminary prospectus and respectfully acknowledges that any preliminary prospectus that is circulated is required to be complete, except for limited information omitted pursuant to Rule 430A of the Securities Act.

   3. PLEASE CONFIRM THAT YOUR COURTESY COPY INCLUDES ALL DIAGRAMS, PICTURES AND GRAPHIC INFORMATION TO BE USED IN THE PROSPECTUS. NOTING THE GRAPHICS ON THE PAGE IMMEDIATELY PRIOR TO THE TABLE OF CONTENTS, PLEASE ADVISE US TO THE USE OF THE DESCRIPTION "TOP 20 INDEPENDENT FINANCING SOURCES," "ALL MAJOR CREDIT BUREAUS" AND "OVER 80% OF ALL FRANCHISED DEALERS." WE NOTE THE USE OF THESE TERMS HERE AND YOUR DESCRIPTION ON PAGE 1 YET WE ARE UNABLE TO FIND ANY DISCUSSION WHERE YOU DESCRIBE THE PARAMETER USED TO ESTABLISH THAT THAT THE 20 INDEPENDENT FINANCING SOURCES ARE THE TOP OR LARGEST FINANCING SOURCES, HOW YOU DEFINE A "MAJOR" CREDIT BUREAU AND THE BASIS FOR THE CONCLUSION THAT YOUR NETWORK INCLUDED 80% OF ALL FRANCHISED DEALERS. PLEASE REVISE YOUR DISCLOSURE TO CLARIFY THESE STATEMENTS.

Response: The Registrant confirms that the courtesy copy included all diagrams, pictures and graphic information to be used in the prospectus. The Registrant has added disclosure in the "Market and Industry Data" section of the prospectus to describe the parameters for defining "top 20 independent financing sources" and "major" credit bureaus and the basis for the conclusion that the Registrant's network includes 80% of all franchised dealers, as requested. Please refer to page 29 of Amendment No. 1.

OUTSIDE FRONT COVER PAGE

   4. PLEASE DELETE THE WORDS, "JOINT BOOK-RUNNING MANAGERS" AND "CO-LEAD MANAGER" FROM THE OUTSIDE FRONT COVER PAGE OF THE PROSPECTUS, SINCE THE MEANING AND SIGNIFICANCE OF THESE REFERENCES TO POTENTIAL INVESTORS IS UNCLEAR AND AN EXPLANATION WOULD NOT BE CONSISTENT WITH RULE 421(D).

Response: The Registrant has deleted the words "Joint Book-Running Manager" and "Co-Lead Manager" from the outside front and back cover pages of the prospectus, as requested.

   5. PLEASE STATE HOW THE UNDERWRITERS WILL APPORTION BETWEEN THE REGISTRANT AND SELLING SHAREHOLDERS SHOULD THE UNDERWRITERS NOT EXERCISE THE COMPLETE OVERALLOTMENT AMOUNT (E.G., APPORTIONMENT WOULD BE DONE ON A PRO RATA BASIS.)

Response: Subsequent to the filing of the Registration Statement, the Registrant has determined that all shares sold pursuant to the over-allotment option, if any, will be primary shares sold by the Registrant and
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MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 3

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         not secondary shares sold by the selling stockholders. The Registrant has revised the disclosure on the outside front cover page of the prospectus and throughout Amendment No. 1 accordingly.

PROSPECTUS SUMMARY, PAGE 1

   6. PLEASE REVISE YOUR OPENING PARAGRAPH TO CLARIFY THAT THE SUMMARY IS MATERIALLY COMPLETE. INVESTORS WILL BE AWARE OF THE INCOMPLETE NATURE OF ANY SUMMARY.

Response: The Registrant has revised the opening paragraph on page 1 of Amendment No. 1 to clarify that the summary is materially complete, as requested.

OUR BUSINESS, PAGE 1

   7. PLEASE PROVIDE APPROPRIATE CONTEXT FOR THE CLAIM THAT YOU ARE A "LEADING" PROVIDER OF ON-DEMAND SOFTWARE AND DATA SOLUTIONS FOR THE AUTOMOTIVE RETAIL INDUSTRY IN THE UNITED STATES." DISCLOSE THE BASIS FOR THE CONCLUSION THAT YOU ARE A LEADER IN YOUR INDUSTRY, I.E., NUMBER OF FINANCIAL INSTITUTION CUSTOMERS OR NUMBER OF DEALER CUSTOMERS, REVENUES, INCOME, MARKET SHARE, TECHNOLOGY OF YOUR PRODUCTS, ETC. ENSURE THAT THE CLAIM YOU ARE MAKING IS BALANCED TO PROVIDE A COMPLETE AND ACCURATE CONTEXT FOR THE CLAIM. HOW DOES YOUR STATUS COMPARE TO THAT OF SIGNIFICANT COMPETITORS WITH RESPECT TO IMPORTANT MEASURES OF LEADERSHIP? IF THE ASSESSMENT OF YOUR RELATIVE STATUS IS NOT BASED ON THE OPINIONS OF INDEPENDENT THIRD PARTIES, REPHRASE THE CLAIM TO CONVEY THAT IT IS YOUR BELIEF.

Response: The Registrant has added disclosure in the "Market and Industry Data" section of the prospectus to provide context for the claim that it is a leading provider of on-demand software and data solutions for the automotive retail industry in the United States based on the number of dealer customers and financial institution customers on its network, as requested. Please refer to page 29 of Amendment No. 1.

OUR SOLUTION, PAGE 2
OUR COMPETITIVE STRENGTHS, PAGE 2
OUR GROWTH STRATEGY, PAGE 3

   8. PLEASE REVISE THESE THREE SUBSECTIONS OF THE SUMMARY TO LIMIT THE TEXT OF THESE SALES-TYPE DESCRIPTIONS OF YOUR BUSINESS PLAN AND CONSIDER INCLUDING A BRIEF SUMMARY OF ONLY THE MORE SALIENT ASPECTS OF YOUR BUSINESS PLAN. AS YOU REPEAT THIS DISCLOSURE THROUGHOUT, THE EXTENSIVE DISCUSSIONS APPEAR UNNECESSARILY LONG.

Response: The Registrant respectfully submits that the text under the caption "Our Solution" is helpful to explain to prospective investors how the Registrant's products function in the marketplace. As a result, most of this text has been retained. However, the Registrant has revised the disclosure under the captions "Our Competitive Strengths" and "Our Growth Strategy," as requested. Please refer to pages 2 through 4 of Amendment No. 1.

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
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   9.    REGARDING YOUR DESCRIPTION OF YOUR "BROAD AND INTEGRATED SUITE OF
         SOLUTIONS" ON PAGE 3, PLEASE REVISE TO STATE WHAT ABOUT YOUR SOLUTIONS PROVIDES YOU WITH A COMPETITIVE ADVANTAGE AND THAT IS SUPERIOR TO THAT OF YOUR COMPETITORS POSSESS.

Response: The Registrant has added disclosure to explain how its "broad and integrated suite of solutions" provides it with a competitive advantage over certain of its competitors, as requested. Please refer to page 3 of Amendment No. 1.

RECENT DEVELOPMENTS
ACQUISITIONS, PAGE 4

   10. WITH RESPECT TO THE THREE ACQUISITIONS, PLEASE STATE THE TOTAL CONSIDERATION PAID AND TYPE OF CONSIDERATION PAID OR TO BE PAID.

Response: The Registrant has revised the disclosure to include the total consideration and type of consideration paid or to be paid for each of these three acquisitions, as requested. Please refer to page 4 of Amendment No. 1.

TRANSACTIONS AND RELATIONSHIPS WITH CERTAIN OF THE UNDERWRITERS AND THEIR AFFILIATES, PAGE 5

   11. WE NOTE YOUR DESCRIPTION HERE IN THE SEVENTH BULLET POINT AND ON PAGE 93 OF A ROYALTY-FREE LICENSE OBTAINED FROM A FINANCING SOURCE AFFILIATE OF JP MORGAN. PLEASE TELL US WHETHER THIS LICENSE IS MATERIAL TO YOUR OPERATIONS. IF SO, PLEASE REVISE TO DESCRIBE THE TERMS OF HOW YOU OBTAINED THIS LIMITED TECHNOLOGY FROM A FINANCING SOURCE CLIENT AND WHETHER THERE ARE ANY PAYMENTS OR OTHER CONSIDERATION, NOTWITHSTANDING THE LACK OF ROYALTY FEES.

Response: The Registrant has filed a copy of the license agreement as an exhibit to the Registration Statement as a material contract. The Registrant has revised the disclosure to state that the license was obtained as a contributed asset during its initial capitalization and that there are no payments or other ongoing consideration required of the Registrant in connection with the license agreement. Please refer to pages 5 and 97 of Amendment No. 1.

RISK FACTORS, PAGE 12

   12. WE NOTE A NUMBER OF YOUR RISK FACTORS ARE LENGTHY AND INCLUDE MULTIPLE RISKS UNDER A SINGLE CAPTION. FOR EASE OF INVESTOR UNDERSTANDING, PLEASE REVISE TO PRESENT EACH DISTINCT RISK WITH A SEPARATE HEADING AND RELATED TEXT. FOR EXAMPLE PURPOSES ONLY, WE NOTE YOUR INCLUSION OF SUCH RISK FACTORS ON PAGES 12, 13, 17 AND 24.

Response: The Registrant has carefully examined each of the risk factors under the "Risk Factors" section of the Registration Statement and revised the disclosure where applicable to present a distinct risk under each heading, as requested. Specifically, the Registrant draws the Staff's attention to the risk factors appearing on pages 11, 12, 17 and 23 of Amendment No. 1.

   13. ITEM 503(C) OF REGULATION S-K STATES THAT ISSUERS SHOULD NOT PRESENT RISK FACTORS THAT COULD APPLY TO ANY ISSUER OR TO ANY OFFERING. FOR EXAMPLE, THE ECONOMIC AND POLITICAL RISKS YOU DESCRIBE ON PAGE 23, THE RISK THAT COMMON STOCK MAY BE VOLATILE ON PAGES 25-26 AND THE RISK OF BEING A PUBLIC COMPANY ON PAGE 28 COULD APPLY TO NEARLY ANY ISSUER IN

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 5

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         ANY INDUSTRY. IF YOU ELECT TO RETAIN THESE GENERAL RISK FACTORS IN YOUR
         PROSPECTUS, PLEASE CLEARLY EXPLAIN HOW THEY APPLY TO YOUR INDUSTRY, COMPANY OR OFFERING.

Response: The Registrant has carefully examined each of the risk factors under the "Risk Factors" section of the Registration Statement and, where applicable, has revised the disclosure to more clearly explain how each risk factor applies to the Registrant, or deleted the risk factors that apply to any issuer or to any offering, as requested. Specifically, the Registrant draws the Staff's attention to the risk factors appearing on pages 11, 12, 23 and 25 of Amendment No. 1. Regarding the risk of being a public company, which appears on page 27 of Amendment No. 1, the Registrant respectfully submits that this risk factor does currently explain how it is applicable to the Registrant. In particular, the risk factor states that the Registrant currently does not have an internal audit group and that the Registrant will need to hire additional legal and accounting staff with appropriate public company experience and technical accounting knowledge.

WE HAVE A VERY LIMITED OPERATING HISTORY..., PAGE 15

   14. PLEASE REVISE THIS RISK FACTOR TO QUANTIFY YOUR MOST RECENT ACCUMULATED DEFICIT. WE NOTE AS OF MARCH 31, 2005, IT APPEARS THAT YOUR ACCUMULATED DEFICIT APPROACHED $23 MILLION.

Response: The Registrant has revised the risk factor to include its accumulated deficit as of June 30, 2005, as requested. Please refer to pages 14 and 15 of Amendment No. 1.

ANY ACQUISITIONS THAT WE COMPLETE MAY DILUTE YOUR OWNERSHIP INTEREST IN US..., PAGE 20

   15. WE NOTE YOUR REFERENCE TO SIGNIFICANT INCREASES IN DEPRECIATION AND AMORTIZATION EXPENSE. IF MATERIAL, REVISE TO DISCLOSE WHETHER SIGNIFICANT PORTIONS OF THE PURCHASE PRICES FOR YOUR RECENT ACQUISITIONS WERE ALLOCATED TO GOODWILL QUANTIFYING THOSE DOLLAR AMOUNTS.

Response: The Registrant has revised the risk factor to quantify the impact of the purchase accounting treatment of recent acquisitions on depreciation and amortization expense, as requested. Please refer to pages 19 and 20 of Amendment No. 1.

USE OF PROCEEDS, PAGE 31

   16. WE NOTE FROM THE SECOND PARAGRAPH IN THIS SECTION THAT YOU EXPECT THAT OTHER THAN DISCHARGE 25% OF YOUR TERM LOAN INDEBTEDNESS, YOU WILL USE THE REMAINDER OF NET PROCEEDS FOR GENERAL CORPORATE PURPOSES; HOWEVER, YOU THEN DESCRIBE SPECIFIC USES SUCH AS:

            A.    WORKING CAPITAL AND CAPITAL EXPENDITURES;

            B.    STRATEGIC ALLIANCES;

            C. ACQUISITIONS AND INVESTMENTS IN TECHNOLOGIES, PRODUCTS, SERVICES OR ASSETS; AND

            D. THE COSTS OF PREPARING PERIODIC REPORTS AND HIRING NEW PERSONNEL TO PREPARE ADDITIONAL INTERNAL CONTROLS AND DISCLOSURE CONTROLS AND PROCEDURES AS DISCLOSED ON PAGE 46.

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 6

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   WITH YOUR ACCUMULATED DEFICIT AND OUTSTANDING INDEBTEDNESS, IF YOU ARE NOT
   ABLE TO FUND THESE EXPENSES WITH CURRENTLY AVAILABLE RESOURCES, THEY WOULD BE CONSIDERED PLANNED USES OF PROCEEDS THAT YOU SHOULD DESCRIBE AND QUANTIFY UNDER "USE OF PROCEEDS."

Response: The Registrant has revised the "Use of Proceeds" section of the prospectus to indicate that the proceeds from the offering may also be used to fund strategic alliances or acquisitions and that the Registrant may use part of the proceeds to repay indebtedness under its revolving credit facility, as requested. The Registrant does not expect to use the proceeds of the offering to fund operating losses. Please refer to page 31 of Amendment No. 1.

   17. PLEASE REVISE TO DESCRIBE THE USE OF PROCEEDS OF THE TERM LOAN INDEBTEDNESS FOR WHICH YOU SEEK TO DISCHARGE WITH THE CURRENT EQUITY OFFERING PROCEEDS AND QUANTIFY THE PORTION OF THIS INDEBTEDNESS TO BE RECEIVED BY AFFILIATES OF THE UNDERWRITERS.

Response: The Registrant has revised the disclosure to describe the use of proceeds from borrowings under the term loan and to quantify the portion of the proceeds from the equity offering that will be received by affiliates of the underwriters. Please refer to page 31 of Amendment No. 1.

UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL INFORMATION

NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA BALANCE SHEET, PAGE 37

   18. PRO FORMA ADJUSTMENTS SHOULD BE CLEARLY REFERENCED TO A NOTE THAT EXPLAINS HOW THE AMOUNT WAS DETERMINED. FOR EXAMPLE, NOTE (2)(A) INDICATES THAT CERTAIN ADJUSTMENTS WERE RECORDED TO ESTIMATE THE FAIR VALUE OF THE ASSETS ACQUIRED, BUT DOES NOT EXPLAIN HOW THE AMOUNTS WERE DETERMINED. PLEASE REVISE TO EXPLAIN HOW THESE AMOUNTS WERE DETERMINED AND MAKE CONFORMING REVISIONS TO EACH ADJUSTMENT THAT LACKS THIS LEVEL OF DETAIL.

Response: The Registrant has revised the pro forma adjustment disclosure in the Notes to Unaudited Combined Condensed Statement of Operations in Amendment No. 1 to clarify how each adjustment was determined, as requested. The Pro Forma Balance Sheet is no longer required to include acquisitions (all acquisitions are now included in the Registrant's June 30, 2005 balance sheet). As a result, all Pro Forma Balance Sheet Notes related to the acquisitions have been removed from Amendment No. 1. Please refer to pages 39-43 of Amendment No. 1.

   19. PLEASE CLARIFY YOUR DISCLOSURE TO EXPLAIN HOW THE NOTES PAYABLE ISSUED IN CONNECTION WITH THE CHROME AND ALG ACQUISITIONS AFFECT ADJUSTMENT
         (2)(A) THAT IS MADE TO CURRENT ASSETS WITHIN YOUR PRO FORMA BALANCE SHEET. INDICATE WHETHER THE NOTES ARE DUE WITHIN ONE YEAR OF THE RESPECTIVE ACQUISITIONS.

Response: The Pro Forma Balance Sheet is no longer required to include acquisitions (all acquisitions are now included in the Registrant's June 30, 2005 balance sheet). As a result, all Pro Forma Balance Sheet Notes related to the acquisitions have been removed from Amendment No. 1.

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
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   20.   YOU DISCLOSE THAT THE CHROME AND THE ALG PURCHASE PRICES WERE ADJUSTED
         FROM THE ESTIMATES OF NOTE (4). PLEASE CLARIFY YOUR DISCLOSURE TO INDICATE THE LOCATION OF THIS FOOTNOTE.

Response: The Pro Forma Balance Sheet is no longer required to include acquisitions (all acquisitions are now included in the Registrant's June 30, 2005 balance sheet). As a result, all Pro Forma Balance Sheet Notes related to the acquisitions have been removed from Amendment No. 1.

   21. WE NOTE THAT YOU HAVE ELIMINATED THE DEFERRED REVENUE RELATED TO THE CHROME AND ALG ACQUISITIONS WITHIN THE PRO FORMA BALANCE SHEET AS OF MARCH 31, 2005. PLEASE DESCRIBE TO US ANY ONGOING PERFORMANCE OBLIGATIONS THAT YOU WILL HAVE RELATED TO THIS REVENUE SUBSEQUENT TO ACQUISITION AND EXPLAIN HOW YOU DETERMINED THE FAIR VALUE OF THESE OBLIGATIONS FOR PURPOSES OF PREPARING THE PRO FORMA BALANCE SHEET. REFER TO THE AUTHORITATIVE LITERATURE THAT SUPPORTS YOUR ACCOUNTING TREATMENT.

Response: The Pro Forma Balance Sheet is no longer required to include acquisitions (all acquisitions are now included in the Registrant's June 30, 2005 balance sheet). As a result, all Pro Forma Balance Sheet Notes related to the acquisitions have been removed from Amendment No. 1.

NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA STATEMENTS OF OPERATIONS, PAGE
41

   22. PLEASE REVISE THE INFORMATION ON PAGE 41 TO DISCLOSE THE BASIS FOR YOUR ALLOCATION OF THE PURCHASE PRICE TO INTANGIBLE ASSETS RELATED TO YOUR CHROME AND ALG ACQUISITIONS. INCLUDE IN YOUR REVISED DISCLOSURE SIGNIFICANT ASSUMPTIONS, SIGNIFICANT CATEGORIES OF THESE ASSETS, AND THE BASIS FOR YOUR ASSUMED USEFUL LIVES.

Response: The Registrant has revised the disclosure of the methodology employed in the allocation of purchase price to intangible assets, as well as the useful lives utilized, related to the Chrome, NAT and ALG acquisitions, as requested. Please refer to pages 40 and 41 of Amendment No. 1.

   23. WE NOTE THAT YOU INDICATE THE ACTUAL PURCHASE PRICE ALLOCATIONS RELATED TO CHROME AND ALG WILL BE BASED ON FINAL APPRAISALS. PLEASE REVISE TO DISCLOSE WHEN THE ALLOCATIONS ARE EXPECTED TO BE FINALIZED. IF THE INFORMATION PRESENTED CONTINUES TO BE BASED UPON PRELIMINARY VALUATION ESTIMATES WHERE THE AMOUNTS COULD DIFFER MATERIALLY FROM THOSE REFLECTED IN THE PRO FORMA FINANCIAL STATEMENTS PROVIDED, REVISE TO PROVIDE A SENSITIVITY ANALYSIS THAT QUANTIFIES THE IMPACT CHANGES IN THE FINAL VALUATION MAY HAVE ON YOUR PRO FORMA FINANCIAL STATEMENTS.

Response: The Registrant has revised the disclosure in Amendment No. 1 to disclose when the allocations are expected to be finalized. Please refer to pages 40 and 41 of Amendment No. 1.

      In addition, the Registrant has revised the disclosure in Amendment No. 1 to provide a sensitivity analysis relating to Chrome, ALG and NAT acquisitions that quantifies the impact that changes in the final valuation may have on the pro forma financial statements. Please refer to pages 40 and 41 of Amendment No. 1.

   24. PLEASE EXPLAIN TO US YOUR BASIS FOR REDUCING CHROME'S HISTORICAL LEGAL EXPENSES IN CONNECTION WITH THE LAWSUIT THAT WAS NOT ASSUMED UNDER THE PURCHASE AGREEMENT. IN ADDITION, DIRECT US TO THE DISCLOSURES REGARDING THIS CONTINGENCY WITHIN CHROME'S FINANCIAL STATEMENTS BEGINNING ON PAGE F-46.

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
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Response: For purposes of determining the pro forma effect on the Unaudited
Combined Condensed Statement of Operations for the year ended December 31, 2004 and three months ended March 31, 2005 as a result of the Chrome acquisition, the Registrant considered adjustments that are directly attributable to the transaction and are factually supportable. The basis for the adjustment to Chrome's historical legal expense is that the Registrant specifically did not assume any obligation or responsibility to incur any expenses in defending Chrome as part of the asset purchase agreement dated May 10, 2005.

      Please refer to notes 11 and 12 to Chrome's historical financial statements on page F-60 for disclosure regarding this contingency.

   25. PLEASE TELL US MORE ABOUT ADJUSTMENT (4) TO THE PRO FORMA STATEMENTS OF OPERATIONS THAT REDUCED THE HISTORICAL REVENUE OF CHROME AND LML BASED ON THE FACT THAT YOU DID NOT RECEIVE THE RELATED CASH. EXPLAIN THE BASIS FOR THESE REDUCTIONS AND REFER TO THE AUTHORITATIVE LITERATURE THAT SUPPORTS YOUR TREATMENT. IN ADDITION, DESCRIBE ANY PERFORMANCE OBLIGATIONS (OTHER THAN SERVICING THE LML PAYMENT STREAMS) THAT YOU HAD SUBSEQUENT TO THE ACQUISITIONS AND EXPLAIN HOW THOSE OBLIGATIONS AFFECTED THIS ADJUSTMENT.

Response: The Registrant revised adjustment (4) to the pro forma statements of operations to remove the Chrome and ALG adjustment to historical revenue. Although the adjustment was directly attributable to the transaction and factually supportable, it would not continue to have an effect on the Registrant's income statement twelve months after the transaction. As a result, the Registrant removed the adjustment. Please refer to adjustment (4) to the pro forma statements of operations on pages 40-41 for revised disclosure regarding LML.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS GENERAL

   26. TELL US WHAT CONSIDERATION YOU GAVE TO THE ACCOUNTING AND DISCLOSURE PROVISIONS OF THE AICPA PRACTICE AID "VALUATION OF
         PRIVATELY-HELD-COMPANY EQUITY SECURITIES ISSUED AS COMPENSATION."

Response: The Registrant has revised the footnotes to its financial statements to include recommended disclosures discussed in the AICPA Practice Aid. Please refer to footnote 2, pages F-14 through F-16 of Amendment No. 1. Please refer to our response to comment 64 for information regarding accounting considerations.

OVERVIEW, PAGE 45

   27. CONSIDER PROVIDING INFORMATION HERE OR IN "RESULTS OF OPERATIONS" REGARDING THE KEY METRICS THAT MANAGEMENT LOOKS AT IN ASSESSING THE STRENGTH OR WEAKNESS OF YOUR BUSINESS. FOR EXAMPLE, IT APPEARS THAT A PRINCIPAL REASON FOR YOUR REVENUE GROWTH IS THE ADDITION OF NEW PRODUCTS AND CUSTOMERS THROUGH ACQUISITIONS. WHAT PERCENTAGE OF YOUR REVENUES IS ATTRIBUTABLE TO EXISTING VS. NEW CUSTOMERS? WHAT PERCENTAGE OF YOUR EXISTING CUSTOMERS RENEW THEIR SUBSCRIPTION AGREEMENTS UPON EXPIRATION? SEE SECTION III.A. OF SECURITIES ACT RELEASE 33-8350 (DECEMBER 2003).

Response: The Registrant has revised the "Overview" to add disclosure about the key metrics evaluated by management, particularly the chief operating decision maker, to assess the strengths or weaknesses of the business. Please refer to page 46 of Amendment No. 1.

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 9

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STOCK-BASED COMPENSATION, PAGE 49

   28. WE NOTE YOUR DISCLOSURE AT THE TOP OF PAGE 50 STATING THAT AN INDEPENDENT THIRD PARTY AND MANAGEMENT PERFORMED VALUATIONS TO DETERMINE THE FAIR VALUE OF YOUR COMMON STOCK AND SUBMITTED THESE FINDINGS TO YOUR BOARD FOR APPROVAL. PLEASE REVISE TO DELETE THE REFERENCE TO AN INDEPENDENT THIRD PARTY OR ALTERNATIVELY NAME THE THIRD PARTY AUTHOR OF THIS FAIR VALUE OPINION, SUMMARIZE THE FAIR VALUE OPINION AND FILE A CONSENT AS AN EXHIBIT TO THIS REGISTRATION STATEMENT TO USE THE FAIR VALUE OPINION AND TO REFER TO THE EXPERT THAT PROVIDED THIS OPINION.

Response: The Registrant has deleted the reference to an "independent third party" valuation, as requested. Please refer to page 51 of Amendment No. 1.

RESULTS OF OPERATIONS, PAGE 50

   29. WE NOTE YOUR TRANSACTION SERVICES AND SUBSCRIPTION SERVICES SEGMENT REVENUE DISCLOSURE. PLEASE CONSIDER PRESENTING COST OF REVENUE AND OPERATING EXPENSE DISCLOSURE ON A REPORTABLE SEGMENT BASIS. ALSO, CONSIDER EXPANDING THE LIQUIDITY SECTION TO ADDRESS THE CASH REQUIREMENTS OF AND THE CASH PROVIDED ON A REPORTABLE SEGMENT BASIS. IF YOU DO NOT BELIEVE EXPANDING SEGMENT DISCLOSURE IS NECESSARY AND MEANINGFUL TO INVESTORS, PLEASE TELL WHY. SEE ITEM 303(A)(3)(I) OF REGULATION S-K AND SECTIONS III.B.2 AND IV.B.1 OF SECURITIES ACT RELEASE 33-8350 (DECEMBER 2003).

Response: The Registrant has concluded that it operates in one reportable segment in accordance with SFAS No. 131. The following factors were considered in the determination:

      - The Registrant's chief operating decision maker ("CODM") is Mark F. O'Neil, President and Chief Executive Officer. Mr. O'Neil is responsible for allocating resources and making decisions based upon understanding all the products that the Registrant sells and the services the Registrant provides. The CODM, on a monthly basis reviews a consolidated balance sheet, consolidated income statement and key financial statistics and highlights of the Registrant's operating results and financial condition. The consolidated income statement information available and reviewed by the CODM only segregates revenue by products and consolidates costs and expense by the nature of the expense. As a result, the only measure of profit and loss available to be evaluated is consolidated net income.

      - The Registrant's segment, as disclosed, provides the reader with discrete financial information that the Registrant has available from its books and records. The presentation is consistent with the way the CODM manages the Registrant's operations.

      The Registrant does not believe that individual products represent separate reportable segments under SFAS No. 131 as its CODM does not have access to any specific measure of profit or loss on a product-specific basis and, therefore, does not make decisions on allocating resources or assessing performance based on product-specific profitability. The Registrant's CODM may monitor revenue by product; however, budgets, results and forecasts are reviewed by the CODM based on the one reportable segment.

      The Registrant did not present cost of revenue, operating expenses and cash requirements of and cash provided on a reportable segment basis as this information is not available.

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 10

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   30.   WE NOTE YOUR DISCLOSURE ON PAGE 57 REGARDING SEASONALITY AND TRENDS;
         HOWEVER IF MATERIAL, PLEASE CONSIDER PROVIDING TREND DISCLOSURE REGARDING YOUR STEADY DECLINE IN COST OF REVENUE AND PRODUCT DEVELOPMENT AS A PERCENTAGE OF REVENUES. FOR EXAMPLE, ARE THESE DECLINES A RESULT OF MORE EFFICIENT ECONOMIES OF SCALE OR FOR OTHER REASONS?

Response: The Registrant has revised the disclosure in Amendment No. 1 to provide 2003 and 2004 trend disclosure regarding expenses as a percentage of revenue, as requested. Please refer to page 60 of Amendment No. 1.

THREE MONTHS ENDED MARCH 31, 2004 AND 2005, PAGE 50

   31. WE NOTE YOUR DISCUSSION ON PAGE 57 THAT DURING THE FIRST QUARTER, YOU REGULARLY INCUR HIGHER MARKETING EXPENSES IN CONNECTION WITH YOUR PRESENCE AT THE NADA ANNUAL TRADE SHOW. WE ARE UNABLE TO LOCATE ANY DISCUSSION OF THESE EXPENSES. PLEASE REVISE OR ADVISE.

Response: The Registrant has deleted the reference to extra expense associated with the NADA annual trade show, since the extra expense is not material to its operations. Please refer to page 60 of Amendment No. 1.

SUBSCRIPTION SERVICES REVENUE, PAGE 51

   32. WE NOTE YOU LIST FOUR PRIMARY REASONS FOR THE INCREASE IN TOTAL SUBSCRIPTION REVENUE. PLEASE QUANTIFY WHAT PORTION OF THE INCREASE IS ATTRIBUTABLE TO EACH OF NEW CUSTOMERS, SELLING ADDITIONAL PRODUCTS, SERVICES TO EXISTING CUSTOMERS AND THE LML ACQUISITION.

Response: In response to the Staff's request to quantify each attribute of the total subscription revenue fluctuation, the Registrant revised the above categories as follows: sales of new subscription products and services; sales of existing subscription products and services; and revenues recorded from the acquisition of customer contracts. The Registrant updated the applicable sections of the MD&A discussion on pages 53-55 of Amendment No. 1 to reflect such change.

QUARTERLY RESULTS OF OPERATIONS, PAGE 54

   33. PLEASE REVISE TO PROVIDE GROSS PROFIT INFORMATION FOR EACH QUARTER AS REQUIRED BY ITEM 302 (A)(1) OF REGULATION S-K.

Response: The Registrant has not provided gross profit information for each quarter, as management, including the CODM, does not consider gross profit to be a key performance measure. The Registrant's cost of sales includes a significant percentage of amortization expense that is continually fluctuating depending on the composition of intangible assets, as well as any new acquisitions. Due to the inconsistent variation and the composition of gross profit, the Registrant respectfully submits that it does not provide the reader greater insight into the quality and variability regarding financial condition and operating performance.

      For these reasons, the Registrant does not include a prominent gross margin disclosure on the face of the audited income statement and respectfully submits that the exclusion of this information from the quarterly results disclosure was both appropriate and consistent with the presentation of the audited income statement, and MD&A discussion.

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 11

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LIQUIDITY AND CAPITAL RESOURCES, PAGE 55

   34. WE NOTE THAT YOU INTEND TO FINANCE YOUR FUTURE LIQUIDITY NEEDS THROUGH CASH FLOW FROM OPERATIONS AND BORROWINGS UNDER YOUR REVOLVING CREDIT FACILITY. HOWEVER, IT APPEARS UNCLEAR THE LENGTH OF TIME THAT YOU ARE CONTEMPLATING IN PROVIDING THIS DISCLOSURE. PLEASE REVISE TO DISCUSS LONG-TERM AND SHORT-TERM NEEDS AND SOURCES OF CAPITAL PURSUANT TO
         SECTION 501.03 OF THE CODIFICATION OF ASRS AND FRRS.

Response: The Registrant has revised the disclosure in Amendment No. 1 to clarify the length of time that its intends to finance the future liquidity needs through cash flow from operations and borrowings under the revolving credit facility, as requested. Please refer to page 57 of Amendment No. 1.

CONTRACTUAL OBLIGATIONS, PAGE 56

   35. PLEASE REVISE TO INCLUDE FOOTNOTE DISCLOSURE TO SPECIFY THE NATURE OF FIXED OR CONTINGENT/VARIABLE PAYMENTS TO ACQUIREES YOU REFERENCE IN YOUR THIRD LINE ITEM. BY ANALOGY REFER TO ITEM 303(A)(5)(D) OF REGULATION S-K.

Response: The Registrant has revised the disclosure in Amendment No. 1 to specify the nature of the payment to acquirees, as requested. Please refer to page 58 of Amendment No. 1.

CREDIT FACILITIES, PAGE 56

   36. WE NOTE YOUR LIST OF RESTRICTIVE COVENANTS ON PAGE 57, PLEASE REVISE TO SPECIFY WHETHER YOU ARE IN COMPLIANCE WITH ALL TERMS AND CONDITIONS OF YOUR CURRENTLY EXISTING CREDIT FACILITY, AND SUMMARIZE THE FINANCIAL COVENANTS IN QUANTITATIVE TERMS.

Response: The Registrant added language specifying that it is in compliance with all of the terms and conditions of its existing credit facilities. In addition, disclosure relating to the financial covenants has been revised so as to be summarized in quantitative terms. Please refer to page 59 of Amendment No. 1.

BUSINESS
MARKET OPPORTUNITY, PAGE 59

   37. PLEASE PROVIDE US WITH THE RELEVANT PORTIONS OF THE INDUSTRY RESEARCH REPORTS YOU CITE IN THE PROSPECTUS SUCH AS NADA AND CNW. PLEASE REVISE THE PROSPECTUS, AS NECESSARY, TO PROVIDE THE NAME OF THE SOURCE, DATE OF THE REPORT OR CITED INDUSTRY INFORMATION AND KEY ASSUMPTIONS UNDERLYING THE CITED STATISTIC. FURTHER, PLEASE TELL US WHETHER ALL OR ANY OF THE REPORTS WERE PREPARED FOR YOU. IF THE SOURCE YOU CITE IS BELIEVED TO BE PUBLICLY AVAILABLE, PLEASE EXPLAIN THE NATURE OF THE AVAILABILITY AND THE AMOUNT OF ANY PAYMENT THAT IS REQUIRED TO OBTAIN THE INFORMATION. TO THE EXTENT THAT THE INFORMATION IS NOT PUBLICLY AVAILABLE WITHOUT COST OR FOR A NOMINAL PAYMENT, PLEASE FILE EXPERTS' CONSENTS AS EXHIBITS TO THE REGISTRATION STATEMENT, AS REQUIRED BY RULE 436 OF REGULATION C.

Response: Attached hereto as Exhibit A are the relevant portions of the supporting materials for the market and industry data cited in the prospectus. The Registrant advises the Staff that none of these supporting materials was prepared at our request or expense. Each is available to the general public. The information cited in the prospectus from NADA is available for free on the NADA website at:
http://www.nada.org/Content/NavigationMenu/Newsroom/NADAData/NADA_Data.htm. The
information cited in the prospectus from CNW is available for an annual subscription fee of $395. The

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 12

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subscription is available for purchase at http://www.nvo.com/cnwmr/products. In addition, the Registrant has revised references to industry data appearing on pages 29, 62 and 64 of Amendment No. 1 to provide the name of the source.

MANAGEMENT, PAGE 74

   38. WE NOTE YOUR RECENT AUGUST 3, 2005 PRESS RELEASE ANNOUNCING MR. JOHN J. MCDONNELL, JR. AS A DIRECTOR. PLEASE REVISE TO UPDATE THIS SECTION AND IDENTIFY YOUR CURRENT INDEPENDENT DIRECTORS.

Response: The Registrant has added disclosure to this section identifying Mr. McDonnell as a director. Please refer to pages 77, 79 and 81 of Amendment No. 1.

   39. PLEASE REVISE MR. THOMAS GIBSON'S BUSINESS EXPERIENCE SUMMARY TO DESCRIBE HIS EMPLOYMENT FROM 2003 UNTIL FEBRUARY 2005.

Response: The Registrant has added disclosure describing Mr. Gibson's employment from 2003 until February 2005. Please refer to page 78 of Amendment No. 1.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE, PAGE 77

   40. PLEASE REVISE TO DISCLOSE YOUR PROCEDURES FOR A TIE VOTE WITHIN THIS TWO-MEMBER COMMITTEE.

Response: The Registrant has added disclosure to indicate the implications of a tie vote in the nominating and corporate governance committee. Please refer to page 81 of Amendment No. 1.

OPTION GRANTS IN LAST FISCAL YEAR, PAGE 81

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES, PAGE 81

   41. WE NOTE YOU ARE COMPUTING OPTION VALUES USING A SELF-CONSTRUCTED FAIR MARKET VALUE MODEL. PLEASE NOTE BY USING FAIR MARKET VALUE, YOU FAIL TO COMMUNICATE TO INVESTORS THE IMPACT THE PROPOSED OFFERING WILL HAVE ON THE POTENTIAL REALIZABLE VALUE COLUMNS OF THE OPTION GRANT TABLE AS WELL AS THE YEAR END VALUE COLUMNS ON THE AGGREGATED OPTION EXERCISE/FISCAL YEAR-END OPTION VALUES TABLE. THEREFORE, PLEASE CONSIDER USING THE MID-POINT OF THE ASSUMED OFFERING PRICE RANGE TO COMMUNICATE THE VALUE OF THE OPTIONS. ALTERNATIVELY, WE WILL NOT OBJECT IF YOU CHOOSE TO USE A SELF-CONSTRUCTED FAIR MARKET VALUE AS YOUR STARTING POINT, BUT WE WILL REQUEST A REASONABLY DETAILED EXPLANATION OF HOW YOU DETERMINED FAIR MARKET VALUE. REFER TO INTERPRETATION J.17 OF THE DIVISION OF CORPORATION FINANCE'S JULY 1997 TELEPHONE INTERPRETATIONS MANUAL, AS WELL AS SECTION IV.C OF RELEASE 33-7009.

Response: It is the Registrant's understanding that the Staff prefers that registrants filing registration statements in connection with initial public offerings use certain valuation methods for determining the value of their common stock and the resulting compensation effects of stock options issued. In accordance with the Registrant's understanding of the Staff's practices, the Registrant respectfully submits that utilizing a self-constructed fair market value of the stock options issued is appropriate. Please refer to Exhibit B to this letter for details relating to the Registrant's determination of the fair market value of its granted options.

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 13

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EMPLOYMENT AGREEMENTS, PAGE 82

   42. PLEASE REVISE TO LIST ALL TYPE OF MATERIAL RESTRICTIVE COVENANTS LOCATED IN THE EMPLOYMENT AGREEMENTS. WE NOTE YOUR REFERENCE TO OTHER COVENANTS. FURTHER PLEASE DEFINE CAUSE AND CHANGE OF CONTROL UNDER THE EMPLOYMENT AGREEMENTS.

Response: The Registrant has revised the description of the Employment Agreements on pages 84-85 of Amendment No. 1 to include the definition of "cause", "good reason" and "change of control." The Registrant has also added language to the fourth bullet point on page 85 of Amendment No. 1 describing the officers' non-disclosure covenants and these covenants' indefinite nature. The Registrant has added language to the fifth bullet point on page 85 of Amendment No. 1 specifying that the other restrictive covenants mentioned with respect to termination of severance benefits consist of non-disclosure and non-solicit obligations.

2005 INCENTIVE PLAN, PAGE 84

   43.   PLEASE DESCRIBE THE TYPE OF EMPLOYEES ELIGIBLE FOR THIS PLAN.

Response: The Registrant has added disclosure to describe the type of employees eligible for the 2005 Incentive Plan. Please refer to page 88 of Amendment No. 1.

RELATED PARTY TRANSACTIONS, PAGE 91

   44. YOU INDICATE THAT IMMEDIATELY PRIOR TO THE OFFERING, EACH OUTSTANDING SHARE OF SERIES A, A-1, A-2, B, B-1, B-2, C, C-1, C-2, AND C-3 REDEEMABLE CONVERTIBLE PARTICIPATING PREFERRED STOCK WILL BE AUTOMATICALLY CONVERTED INTO AN AGGREGATE NUMBER OF 26,397,721 SHARES OF COMMON STOCK. ON PAGES 91-96, YOU PROVIDE SOME DISCLOSURE AS TO THE BACKGROUND BEHIND THE ISSUANCES OF THESE SERIES OF PREFERRED EQUITIES AND ORIGINAL SHARE PRICE PAID AT THE TIME OF ISSUANCE. WE FURTHER NOTE YOUR DIVIDEND/LIQUIDATION CHART ON PAGE 102. PLEASE TELL US THE PROCESS THAT HAS BEEN OR WILL BE FOLLOWED IN EFFECTING THIS RECAPITALIZATION. AS APPROPRIATE, PLEASE REVISE YOUR DISCLOSURE HERE TO DESCRIBE THE ECONOMIC TERMS OF THE EXCHANGE INCLUDING THE PER SHARE CONVERSION RATE FOR EACH SERIES OF PREFERRED AND THE ECONOMIC TERMS AND EFFECT OF THE ARRANGEMENT FOR THE RECAPITALIZATION BY THE PARTIES. EXPLAIN THE BASIS ON WHICH THE NUMBER OF POST-OFFERING SHARES TO BE RECEIVED BY THE FORMER PREFERRED HOLDERS WAS SELECTED.

Response: The Registrant has added disclosure to clarify the conversion rate for each series of mandatorily redeemable participating preferred stock, as well as explain the process that will be followed in effecting the recapitalization. Please refer to page 106 of Amendment No. 1.

PRINCIPAL AND SELLING STOCKHOLDERS, PAGE 97

   45. PLEASE IDENTIFY THE NATURAL PERSON(S) WHO EXERCISE VOTING AND/OR DISPOSITIVE POWERS OVER THE SECURITIES HELD BY THOSE BUSINESS ENTITY SELLING SHAREHOLDERS LISTED ON PAGES 97-98. FOR GUIDANCE, PLEASE REFER TO EXCHANGE ACT RULE 13D-3 AND INTERPRETATION I.60 OF THE JULY 1997 MANUAL OF PUBLICLY AVAILABLE DIVISION OF CORPORATION FINANCE TELEPHONE INTERPRETATIONS.

Response: With the exception of DJR US, LLC, all of the business entities which are listed as selling stockholders on pages 101-102 of Amendment No. 1 are either reporting companies under the Exchange

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 14

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Act or majority owned subsidiaries of a reporting company under the Exchange
Act. The footnotes to the principal and selling stockholders table on pages 102-104 of Amendment No. 1 have been updated to disclose which business entity selling stockholders are publicly traded companies and the natural persons who exercise voting and/or dispositive powers over the shares held by DJR US, LLC.

   46. FURTHER, PLEASE DENOTE WHETHER THE SELLING SHAREHOLDERS ARE AFFILIATES OF BROKER-DEALERS. IF SO, DISCLOSE WHETHER THEY ACQUIRED THE SECURITIES FOR INVESTMENT PURPOSES.

Response: Two of the selling stockholders are affiliates of broker-dealers. They are J.P. Morgan and Wells Fargo and they acquired the securities for investment purposes. The disclosure has been revised to reflect this. Please refer to page 103 of Amendment No. 1.

UNDERWRITING, PAGE 112

   47. TELL US WHETHER JP MORGAN, LEHMAN BROTHERS OR ANY MEMBERS OF THE UNDERWRITING SYNDICATE WILL ENGAGE IN ANY ELECTRONIC OFFER, SALE OR DISTRIBUTION OF THE SHARES AND DESCRIBE THEIR PROCEDURES TO US SUPPLEMENTALLY. IF YOU BECOME AWARE OF ANY ADDITIONAL MEMBERS OF THE UNDERWRITING SYNDICATE THAT MAY ENGAGE IN ELECTRONIC OFFERS, SALES OR DISTRIBUTIONS AFTER YOU RESPOND TO THIS COMMENT, PROMPTLY SUPPLEMENT YOUR RESPONSE TO IDENTIFY THOSE MEMBERS AND PROVIDE US WITH A DESCRIPTION OF THEIR PROCEDURES. BRIEFLY DESCRIBE ANY ELECTRONIC DISTRIBUTION IN THE FILING, AND CONFIRM, IF TRUE, THAT THE PROCEDURES YOU WILL FOLLOW WITH RESPECT TO ANY ELECTRONIC DISTRIBUTION WILL BE CONSISTENT WITH THOSE PREVIOUSLY DESCRIBED TO THE OFFICE OF CHIEF COUNSEL.

Response: Each of the current members of the underwriting syndicate has advised the Registrant that it does not currently intend to engage in the electronic offer, sale or distribution of shares. However, in the event that a decision to the contrary is made, any such activities will be conducted in accordance with procedures previously reviewed by the Staff, and any such procedures that may be employed will be the same as those previously reviewed by the Staff.

      In the event that additional members are added to the underwriting syndicate, one or more of the potential additional members of the underwriting syndicate, whose identities are not known at this time, may engage in the electronic offer, sale or distribution of the shares. Consistent with the foregoing, page 119 of Amendment No. 1 has been revised to include the disclosure indicating this possibility. If the Registrant becomes aware that any members of the underwriting syndicate may engage in any electronic offers, sales or distributions, it will promptly supplement this response.

   48. TELL US WHETHER YOU OR THE UNDERWRITERS HAVE ANY ARRANGEMENTS WITH A THIRD PARTY TO HOST OR ACCESS YOUR PRELIMINARY PROSPECTUS ON THE INTERNET. IF SO, IDENTIFY THE PARTY AND THE WEBSITE, DESCRIBE THE MATERIAL TERMS OF YOUR AGREEMENT, AND PROVIDE US WITH A COPY OF ANY WRITTEN AGREEMENT. PROVIDE US ALSO WITH COPIES OF ALL INFORMATION CONCERNING YOUR COMPANY OR PROSPECTUS THAT HAS APPEARED ON THEIR WEBSITE. AGAIN, IF YOU SUBSEQUENTLY ENTER INTO ANY SUCH ARRANGEMENTS, PROMPTLY SUPPLEMENT YOUR RESPONSE.

Response: The underwriters have informed the Registrant that they currently have no arrangement with a third party to host or access the preliminary prospectus on the Internet. While certain of the underwriters have contracted or are in the process of contracting with Yahoo! NetRoadshow (www.netroadshow.com) to conduct an "Internet road show" with respect to this offering, the purpose of these contracts is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet road show is to provide access to the road show to institutional investors who cannot, or elect not to, attend road

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 15

(LATHAM & WATKINS LLP LOGO)


show meetings in person. As part of the electronic road show process, an electronic version of the preliminary prospectus, identical to the copy filed with the SEC and distributed to live attendees, is required to and will be made available on the web site. The preliminary prospectus will be accessible via the Internet, for informational purposes only, in accordance with the road show vendor's customary procedures. In its agreements with the underwriters, Yahoo! NetRoadshow has or will agree to conduct Internet road shows in accordance with the Net Roadshow Inc. no-action letter dated September 8, 1997, and subsequent no-action letters received from the SEC in connection with virtual roadshows. A copy of Lehman Brothers' NetRoadshow Master Services Agreement is attached as Exhibit C to this letter and copies of any additional agreements entered into with Yahoo! NetRoadshow will be supplementally provided to the Staff under separate cover.

      If the Registrant becomes aware that any member of the underwriting syndicate, other than as described above, enters into any arrangement with a third party to host or access the preliminary prospectus on the Internet, it will promptly supplement this response.

   49. WE NOTE YOUR DISCLOSURE ON PAGE 115 THAT YOUR UNDERWRITERS INTEND TO ENGAGE A DIRECTED SHARE PROGRAM FOR AN UNSPECIFIED NUMBER OF SHARES IN CONJUNCTION WITH THIS PRIMARY AND SECONDARY OFFERING BY THE SELLING SHAREHOLDERS. PLEASE DESCRIBE TO US THE MECHANICS OF HOW AND WHEN THESE SHARES WERE OR WILL BE OFFERED AND SOLD TO INVESTORS IN THE DIRECTED SHARE PROGRAM FOR THIS OFFERING. FOR EXAMPLE, TELL US HOW THE PROSPECTIVE RECIPIENTS AND NUMBER OF RESERVED SHARES IS DETERMINED. DEFINE WHAT YOU MEAN BY "CERTAIN OTHER PERSONS ASSOCIATED WITH US." TELL US HOW AND WHEN THE COMPANY AND UNDERWRITER NOTIFIED OR WILL NOTIFY THE DIRECTED SHARE INVESTORS, INCLUDING THE TYPES OF COMMUNICATIONS USED. DISCUSS THE PROCEDURES THESE INVESTORS MUST FOLLOW IN ORDER TO PURCHASE THE OFFERED SECURITIES, INCLUDING HOW AND WHEN ANY COMMUNICATIONS ARE SENT OR RECEIVED OR FUNDS ARE RECEIVED BY THE UNDERWRITERS OR YOU. HOW DO THE PROCEDURES FOR THE DIRECTED SHARE PROGRAM DIFFER FROM THE PROCEDURES FOR THE GENERAL OFFERING TO THE PUBLIC?

Response: At the Registrant's request, the underwriters expect to reserve up to 7.0% of the shares of Common Stock to be offered in connection with the Registrant's initial public offering (the "DIRECTED SHARES") for sale in a directed share program (the "PROGRAM"). The Registrant will specify the potential recipients of the Directed Shares and will allocate the Directed Shares among the actual recipients. The Registrant has selected Lehman Brothers Inc. ("LEHMAN") to administer the Program.

      The Registrant will select the potential recipients of the Directed Shares from its officers, directors, employees and certain other persons associated with the Registrant and its subsidiaries (collectively, "POTENTIAL DSP PARTICIPANTS"). "Certain other persons associated with the Registrant and its Subsidiaries" refers to employees and agents of all of the automotive dealers and financing sources, as well as certain vendors, with which the Registrant and its subsidiaries have a business relationship, as well as "friends and family" of certain executive officers of the Registrant and its subsidiaries.

      Potential DSP Participants who are employees or agents of automotive dealers will undergo an on-line pre-screening process prior to being sent a Package (as defined below) by Lehman. These employees and agents will not be able to access any part of the on-line screening materials unless and until they utilize the DealerTrack system in the course of their business. In order to access the DealerTrack system at any time, an automotive dealer user must complete data fields requiring him or her to provide the unique User ID and Password that he or she has been issued by the Registrant. Each automotive dealer is contractually obligated under its access agreement with DealerTrack, Inc. to protect its user User ID and Password and report any unauthorized disclosure immediately. The DealerTrack

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 16

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system is subject to certain security standards of the Gramm-Leach Bliley Act and other security regulations.

      Upon entry of their existing User IDs and Passwords onto the DealerTrack system, Potential DSP Participants who are employees or agents of automotive dealers will be permitted to access a website established by the Registrant (http://dtsurvey.net/survey/directed_share_info_request.htm). The website will be accessible to up to 80,000 Potential DSP Participants, and it will contain a letter from the CEO of the Registrant describing the Program and its mechanics (the "CEO LETTER"). The CEO Letter will state the Potential DSP Participant is under no obligation, by responding to the CEO Letter, to purchase Directed Shares through the Program and that the Potential DSP Participant is not assured of being eligible to subscribe for Directed Shares. In addition, the CEO Letter will state that no offer to buy Directed Shares can be accepted and no part of the purchase price can be received until the Registration Statement has become effective under the Act and that any such offer to buy may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date of the Registration Statement. The CEO Letter will contain a hyperlink to an Information Request Form (the "INFORMATION REQUEST FORM," and, together with the CEO Letter, the "PRE-SCREEN MATERIALS"), which will request contact information from interested Potential DSP Participants. The Registrant will compile such contact information and, at its sole discretion, will then provide contact information for certain or all of such interested parties to Lehman. Both the CEO Letter and the Information Request Form will contain the legend set forth in Rule 134 of the Act.

      The Registrant expects that certain of the Directed Shares offered in the Program will be electronically offered to prospective purchasers ("ELECTRONIC INVITEES") in an on-line offering (the "ELECTRONIC PROGRAM") and the remaining invitees ("MAIL INVITEES") will receive Program materials by mail (the "MAIL PROGRAM"). The package of materials provided to the Electronic Invitees in connection with the Electronic Program will be substantially similar to that provided to the Mail Invitees in connection with the Mail Program. When a preliminary prospectus is available, Lehman will make available a copy of the preliminary prospectus together with a package of materials relating to the Program (the "PACKAGE") to each Invitee. The Package will include: (i) an introductory Directed Share Program Notice from Lehman, (ii) an Instructions for Potential Participants and Payment Instructions letter, (iii) an Indication of Interest letter ("IOI LETTER"), (iv) a Client Questionnaire, (v) forms for opening a brokerage account with Lehman and (vi) a Commonly Asked Questions addendum. The foregoing written materials to be distributed by Lehman in connection with the Program reflect all SEC comments received to date in previous offerings.

      In addition to explaining the mechanics of the Program, the Package will make clear that the Invitee is under no obligation to purchase Directed Shares through the Program, that responding to the email or mailing will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining any or a particular number of Directed Shares, that no offer to buy Directed Shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn by the Invitee, in whole or in part, without obligation or commitment, at any time prior to confirmation of the order (which confirmation is to be given after the effective date of the Registration Statement). In addition, the email and mailing will explain that insiders, directors, executive officers and employees of the Registrant will be required to agree to a 180-day lock up period and that all others who purchase Directed Shares will be required to agree to a 90-day lock up period. The materials contained in the Package will contain the Rule 134 legend.

      The IOI Letter is designed to be signed by the Invitee and returned to Lehman by facsimile or email. It is the method by which the Invitee affirms certain statements contained in the Package,

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 17

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including that the Invitee has received a copy of the preliminary prospectus, that the Directed Shares requested will be for the Invitee's personal account, that the Invitee is aware that he or she is not assured of obtaining any or all Directed Shares requested and that the indication of interest may be withdrawn or revoked without obligation or commitment of any kind at any time prior to confirmation after the effective date of the Registration Statement. Lehman will use the information provided by Invitees in the Package, including the IOI Letter, in order to determine whether the Invitee is prohibited from purchasing Directed Shares under NASD Conduct Rule 2790.

      If the Invitee is interested in reserving Directed Shares through the Program, he or she is directed to return the materials contained in the Package to Lehman by a specified date. Once the Invitee has returned a completed Package to Lehman, and assuming there is no regulatory impediment to their participation in the program under Conduct Rule 2790, the Invitee's personal information and the number of Directed Shares in which the Invitee has expressed an interest will be forwarded to a representative of Lehman who will, at the direction of the Registrant, contact the Invitee to assist in opening a Lehman account to allow for purchase of Directed Shares. All purchases by the Invitee through the Program must be made in an account at Lehman.

      Following the receipt of all expressions of interest and the establishment of accounts for each Invitee, the Registrant will determine the final allocation of Directed Shares made available to the Invitees. This allocation is made in the sole discretion of the Registrant. The exact number of Directed Shares available to Invitees is generally determined prior to but not later than the time of the pricing and is a function of the number of Invitees who have indicated an interest, the limit indicated by the Invitee, the number of Invitees who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and the ultimate size of the offering, which is determined at the time of pricing.

      Once the Registration Statement has been declared effective and the public offering of the Common Stock has priced, Lehman will notify Invitees of the maximum number of Directed Shares which the Registrant has determined such Invitees may purchase, their Lehman account numbers and the public offering price of the Common Stock. Delivery of Directed Shares and purchasers' payment for such Directed Shares will not occur until after the public offering of the Common Stock has priced and confirmations have been sent. Invitees will not be permitted to pre-fund their accounts. Directed Shares purchased at the initial offering price must be paid for in full no later than three full business days after the date of pricing.

      The procedures for the Program are different from the procedures for the general public only to the extent that separate client questionnaires and account opening information need to be sent to and returned by prospective purchasers in advance of pricing. Payment and settlement procedures are the same.

      Lehman has advised the Registrant that the procedures for the Electronic Program will be carried out in accordance with procedures previously reviewed by SEC staff person Kristina Wyatt on behalf of the SEC. Lehman has further advised the Registrant that any comments or questions regarding the Electronic Program procedures should be directed to Kristina Wyatt in the Chief Counsel's Office of the Division of Corporation Finance, and that Lehman will follow the same procedures that iDeal, which developed the application Lehman will be utilizing for the Electronic Program, has discussed and cleared with Ms. Wyatt.

      A copy of all draft Program materials, including the CEO Letter, the Information Request Form, draft DealerTrack website screen-shots relating to the Pre-Screen Materials as well as the Package of

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 18

(LATHAM & WATKINS LLP LOGO)


materials expected to be distributed to Electronic Invitees and Mail Invitees, is attached as Exhibit D to this letter and is being provided supplementally to the Staff for its review. As of the date hereof, no materials have been furnished to any Potential DSP Participant.

FINANCIAL STATEMENTS, PAGE F-1
GENERAL

   50. PLEASE UPDATE THE FINANCIAL STATEMENTS INCLUDED IN YOUR REGISTRATION STATEMENT PURSUANT TO RULE 3-12 OF REGULATION S-X.

Response: The Registrant has updated the financial statements in Amendment No. 1 to include the six months ended June 30, 2005 and 2004, as required.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
STATEMENTS OF OPERATIONS, PAGE F-4

   51. IN ORDER TO AID INVESTOR UNDERSTANDING, CONSIDER SEPARATELY REPORTING RELATED PARTY REVENUE WITHIN YOUR STATEMENTS OF OPERATIONS RATHER THAN AS A FOOTNOTE. WE BELIEVE THAT THIS CHANGE WOULD IMPROVE UNDERSTANDING CONSIDERABLY DUE TO THE SIGNIFICANCE OF THIS INFORMATION AND THE FACT THAT YOU CURRENTLY HAVE MULTIPLE FOOTNOTES TO YOUR STATEMENTS OF OPERATIONS. IN ADDITION, CONSIDER MAKING CONFORMING CHANGES ELSEWHERE WITHIN YOUR REGISTRATION STATEMENT.

Response: The Registrant believes the current disclosure of related party revenue satisfies the requirement of Regulation S-X Article 4 paragraph (k) (1), which states, "related party transactions should be identified and the amounts stated on the face of the income statement."

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE F-8

   52. PLEASE TELL US MORE ABOUT THE SALES CREDITS THAT YOU PROVIDE CUSTOMERS. DESCRIBE THE RELEVANT CONTRACTUAL PROVISIONS AND EXPLAIN HOW YOU COMPLY WITH SFAS 48.

Response: Sales credits as issued to customers are not contractual obligations, but generally relate to billing issues whereby the Registrant may have charged a set-up fee incorrectly, charged a product subscription fee that does not agree to the contract terms or the billing start date was incorrect. In these types of situations a sales credit would be issued. Historically, these types of billing errors have been both infrequent and insignificant. Sales credit expense for both 2004 and 2003 was approximately $0.1 million.

      On a monthly basis, the Registrant monitors credits issued and provides a sales allowance based on experience. Contractually or as a matter of practice, customers may not return or cancel a product/service after the contract has been signed and the product/service has been delivered.

      The Registrant does not believe that SFAS No. 48 is applicable due to the nature of the sales credits historically issued, the Registrant's sales credits existing practice and the contractual terms entered into with our customers regarding sales credits, as discussed above.

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 19

(LATHAM & WATKINS LLP LOGO)


   53. PLEASE EXPLAIN TO US HOW YOU CONCLUDE WHETHER REVENUE RELATED TO YOUR CREDIT REPORT SERVICES SHOULD BE RECOGNIZED ON A GROSS OR NET BASIS. REFER TO THE PROVISIONS OF EITF 99-19 IN YOUR RESPONSE.

Response: The Registrant offers automobile dealers the ability to access customer credit reports prepared by three credit bureau providers (A, B & C). For provider A, the Registrant reports revenue on a gross basis and for providers B & C, revenue is reported on a net basis. To assess whether revenue should be reported gross with separate display of cost of revenue to arrive at gross profit or on a net basis, the Registrant considered the following EITF 99-19 indicators:

      1. Who acts as the primary obligor in the arrangement? In the arrangement with provider A, the Registrant has the contract directly with the dealer and is responsible for fulfillment, including the acceptability of the service purchased by the customer, as well as paying provider A at the time the service is rendered and the Registrant is responsible for collecting directly from the automobile dealer. In the arrangements with providers B & C, the providers have the contract directly with the dealer and the Registrant is not responsible for fulfillment, including the acceptability of the service purchased by the customer, nor for paying providers B & C at the time services are rendered. The Registrant simply receives a commission from providers B & C and is neither responsible for servicing the customer nor assuming any risk of loss. Under EITF 99-19, the party considered the primary obligor is considered a strong indicator for gross reporting.

      2. Does the Registrant take title to the product or perform part of the service? The credit report is transmitted in an electronic format. The Registrant does take ownership of this data once the report is pulled from provider A and the Registrant is responsible for transmitting the report to the end user. With regards to providers B & C, the Registrant is only responsible for linking the dealers to the respective credit bureau provider. Under 99-19, if the Registrant takes title or performs part of the service, that is an indicator for gross reporting.

      3. Who has the risks and rewards of ownership? The Registrant has risk of loss for collection with regards to provider A, as the Registrant is obligated to pay a fee for each credit pull, regardless if the customer pays. For providers B & C, the Registrant does not perform nor does it have risk of loss for collection. Under 99-19, the assumption of risk of loss is considered an indicator for gross reporting.

      4. Does the Registrant act as an agent or broker? The Registrant is not considered an agent or broker relating to the transaction processed with provider A, as the Registrant is responsible for dealing with the customer in every aspect from accepting the order, to pulling and transmitting the credit bureau, and ultimately billing and collecting on the order. For all transactions with provider A, the customer believes that they are only dealing with the Registrant. With respect to providers B & C, the Registrant's only responsibility is to link the customer to the respective bureau and to service as a conduit for submission of data between parties, for which a service fee is earned. In accordance with EITF 99-19, the company performing as an agent or broker without assuming the risks and rewards should report on a net basis.

      Based upon the above assessment the Registrant has concluded that revenue generated from provider A is to be reported on a gross basis and from providers B & C on a net basis.

   54. PLEASE CONFIRM FOR US THAT SUBSCRIPTION SERVICES ARE RECOGNIZED OVER THE EXACT TERM OF THE RELATED SUBSCRIPTION AGREEMENT AND YOU DO NOT UTILIZE ANY CONVENTIONS SUCH AS COMMENCING RECOGNITION FOR ALL AGREEMENTS ENTERED INTO DURING A MONTH ON A CERTAIN DAY WITHIN THAT MONTH.

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 20

(LATHAM & WATKINS LLP LOGO)


Response: The Registrant confirms that subscription services revenue is recognized over the exact term of the related subscription agreement and that we do not utilize any convention methods.

   55. WE NOTE THAT YOUR DISCLOSURES APPEAR TO SUGGEST THAT YOU ARE NOT RECOGNIZING ANY REVENUE IN ACCORDANCE WITH SOP 97-2, BUT IT APPEARS THAT BOTH LLDG AND CHROME WERE RECOGNIZING REVENUE USING A SOFTWARE REVENUE RECOGNITION MODEL. PLEASE EXPLAIN TO US HOW YOU HAVE CONCLUDED THAT YOUR ARRANGEMENTS ARE OUTSIDE THE SCOPE OF THIS SOP AND ADDRESS HOW YOU CONFORMED THE ACCOUNTING POLICIES OF YOUR ACQUIRED SUBSIDIARIES FOR PURPOSES OF PRESENTING YOUR PRO FORMA FINANCIAL STATEMENTS.

Response: The Registrant has revised the disclosure in Amendment No. 1 to clarify the revenue recognition policy of LLDG under SOP 97-2. The Registrant has also included the disclosure in the second quarter financial statements related to Chrome and NAT.

      Chrome and LLDG provide software services on a monthly subscription basis, as such the revenue recognition is identical to the Registrant's subscription service model.

      NAT, pre-acquisition recognized revenue in accordance with both SAB 104, relating to data transaction services and SOP 97-2, relating to software arrangements (primarily license, customization, implementation services and maintenance). Post acquisition the Registrant has primarily provided data transaction services.

      Revenue recognized by the Registrant under SOP 97-2 is insignificant for both the year-ended 2004, as well as, the six-months ended June 30, 2005. Please refer to page F-9 of Amendment No. 1.

NET (LOSS) PER SHARE, PAGE F-11

   56. PLEASE TELL US WHY YOU CONTINUE TO USE THE NET INCOME ALLOCATED TO COMMON SHAREHOLDERS, AS CALCULATED FOR PURPOSES OF YOUR BASIC EPS CALCULATION, IN YOUR DILUTED EPS CONSIDERING THAT THE PARTICIPATING PREFERRED STOCK ARE ASSUMED TO CONVERT.

Response: The Registrant has corrected the diluted EPS calculation. Please refer to page F-13 and F-14 of Amendment No. 1.

NOTE 3. BUSINESS COMBINATIONS, PAGE F-16

   57. WE NOTE YOUR REFERENCE TO FAIR VALUE APPRAISALS PERFORMED BY INDEPENDENT THIRD PARTIES UNDER THIS NOTE AND ELSEWHERE IN YOUR REGISTRATION STATEMENT. PLEASE DELETE YOUR REFERENCE TO OR IDENTIFY THE INDEPENDENT THIRD PARTIES THAT PREPARED SUCH VALUATION REPORTS. IF YOU CHOOSE TO REFER TO AND IDENTIFY THE INDEPENDENT THIRD PARTIES, YOU SHOULD ALSO INCLUDE THEIR CONSENT SINCE THE REFERENCE IS INCLUDED IN A 1933 ACT FILING. SEE RULE 436(B) OF REGULATION C.

Response: The Registrant has revised the disclosure in Amendment No. 1 to delete the reference to the independent third party. Please refer to pages 40, 41, F-15, F-20 and F-21 of Amendment No. 1.

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 21

(LATHAM & WATKINS LLP LOGO)


   58. WE NOTE THAT YOU ISSUED SHARES OF YOUR SERIES A-2 AND C-3 PREFERRED STOCK AS CONSIDERATION IN THE PURCHASE OF CREDIT ONLINE, INC. PLEASE REVISE TO DISCLOSE THE BASIS FOR DETERMINING THE VALUE OF THESE SECURITIES AS REQUIRED BY PARAGRAPH 51(D) OF SFAS 141. IN ADDITION, PROVIDE US WITH A DETAILED EXPLANATION OF HOW YOU DETERMINED THAT THE VALUE WAS $14.2 MILLION FOR THE SERIES A-2 AND $4.8 MILLION FOR THE SERIES C-3 PREFERRED STOCK.

Response: The Registrant has revised the disclosure in Amendment No. 1 to disclose the basis for determining the value of the securities. Please refer to page F-21 of Amendment No. 1.

      An independent valuation firm was engaged to determine the fair value of Series A-2 and C-3 Preferred Stock. In order to do so, an aggregate value for the Registrant was arrived at using the discounted cash flow and guideline company methods and through consideration of the Registrant's most recent preferred stock investment on April 30, 2002 and changes in market pricing since that investment. Based on these methods, a value of $80.0 million was arrived at for the Registrant on an aggregate preferred non-marketable minority interest basis. A total value of $19.0 million was arrived at for the value of the Series A-2 preferred stock and the Series C-3 preferred stock exchanged for outstanding Credit Online, Inc stock. In accordance with the number of shares delivered to the former owners of Credit Online, seventy five percent of the total value was allocated to the A-2 and twenty five percent to the C-3.

NOTE 6. INTANGIBLE ASSETS, PAGE F-21

   59. PLEASE TELL US AND DISCLOSE WHERE YOU RECORD INTANGIBLE ASSET AMORTIZATION EXPENSE WITHIN YOUR STATEMENTS OF OPERATIONS. IN ADDITION, PROVIDE US WITH THE BASIS FOR THE EXPENSE CLASSIFICATIONS FOR EACH TYPE OF INTANGIBLE ASSET.

Response: The Registrant records all of the current intangible asset amortization as a cost of revenue. The basis for such classification is that all current intangibles either directly supports or maintain ongoing revenue.

      The Registrant has disclosed in Amendment No. 1 the classification of amortization expense, as requested. Please refer to pages 10, 40-43, 49, F-4, F-17, F-18 and F-24 of Amendment No. 1.

NOTE 9. REDEEMABLE CONVERTIBLE PARTICIPATING PREFERRED STOCK, PAGE F-22

   60. WE NOTE THAT YOU REFER TO "CONVERSION PRICE" AND "CONVERSION COST" AS DEFINED IN YOUR CERTIFICATE OF INCORPORATION. PLEASE CLARIFY FOR US AND DISCLOSE THE MEANING OF THESE TERMS.

Response: The Registrant has revised the disclosure in Amendment No. 1 to define the term "conversion price," as requested. The Registrant has also clarified its disclosure with respect to the term "conversion cost" to reflect that the term is used as defined in the Registrant's certificate of incorporation. Please refer to page F-29 of Amendment No. 1.

NOTE 12. INCOME TAXES, PAGE F-26

   61. WE NOTE THAT YOU REVERSED A SIGNIFICANT PORTION OF YOUR VALUATION ALLOWANCE IN THE THREE MONTHS ENDED DECEMBER 31, 2004. PLEASE EXPLAIN YOUR BASIS FOR CONCLUDING THAT THE RESULTING NET DEFERRED TAX ASSET WAS REALIZABLE. DESCRIBE THE NATURE OF THE POSITIVE AND

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 22

(LATHAM & WATKINS LLP LOGO)


         NEGATIVE EVIDENCE YOU CONSIDERED. EXPLAIN HOW THE EVIDENCE SO CONSIDERED WAS WEIGHTED. AS PART OF YOUR RESPONSE, EXPLAIN THE CONSIDERATION THAT WAS GIVEN TO CUMULATIVE LOSSES IN RECENT YEARS. REFER TO SFAS 109, PARS. 20, 23 AND 103. SEPARATELY, RECONCILE FOR US YOUR NARRATIVE DISCLOSURE THAT INDICATES THE EXISTENCE OF A VALUATION ALLOWANCE OF $16.1 MILLION AS OF DECEMBER 31, 2003 WITH THE TABLE ON PAGE F-27.

Response: The Registrant's net deferred tax asset at December 31, 2004 of $9.1 million includes net operating loss carry-forwards of $10.6 million. Of this amount $5.2 million is subject to an annual Sec. 382 limitation of approximately $0.4 million under the Internal Revenue Code. The net operating losses subject to the Section 382 limitation were derived from the acquisition of Credit Online in 2003. The amount of the valuation allowance that was reversed in the last three months ended December 31, 2004 consists of all of the net deferred assets not subject to a Section 382 limitation plus the annual Section 382 limitation for 2005 and 2006.

The conclusion that it is more likely than not that the net deferred tax asset of $5.9 million at December 31, 2004 would be realized was based on evaluating the nature and weight of all of the available positive and negative evidence in accordance with FAS 109, paragraphs 20 and 25. Based on that assessment, the Registrant respectfully submits that the positive evidence is of sufficient quality and quantity to outweigh the negative evidence in order to support its conclusion that only a partial valuation allowance will be required, in accordance with the requirements of FAS 109, paragraph 103. In reaching that conclusion, the Registrant balanced the weight of the evidence of cumulative losses against the recent positive earnings history beginning in the last quarter of 2003 through the end of 2004, the expected earnings in 2005 and 2006, the length of the carry-forward periods applicable to the deferred tax assets, and the change in business activity in recent years compared to the initial years of operation. The negative and positive evidence evaluated is as follows:

      Negative Evidence

      - The Registrant has cumulative losses as of December 31, 2004. The Registrant generated losses in 2001, 2002 and 2003 and income in 2004. Realization of the deferred tax assets is dependent upon having taxable income of the appropriate character within the applicable carry-forward period. FAS 109, par. 23 indicates that it is difficult not to record a valuation allowance when there is negative evidence such as cumulative losses in recent years.

      Positive Evidence

      - FAS 109, par. 24 provides examples of positive evidence that could overcome negative evidence such as cumulative losses in recent years. One example is the presence of a strong earnings history, when the loss can be shown to be an aberration or not a continuing condition. The Registrant respectfully submits that the recent positive earnings history is an accurate reflection of both the current operations and its business prospects. In addition, the changes in its business activity, as noted below, show that the factors that contributed to generating the losses incurred in earlier years are not a continuing condition.

      - The Registrant was incorporated in 2000, but began operations in 2001. The Registrant incurred losses of approximately ($14.9 million) in 2001, ($16.8 million) in 2002, ($3.2 million) in 2003 and income of $7.7 million in 2004. In 2001, 2002 and most of 2003 the Registrant was primarily focused on developing the tools, software, solutions and processes it needed to build its proprietary technology and to grow its dealer network. This focus required significant spending on technology, staff, marketing and research and development in order

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 23

(LATHAM & WATKINS LLP LOGO)



         to develop the business. In the second half of 2003, as its tools and solutions became accepted in the marketplace and its dealer network expanded to critical mass, the Registrant began to concentrate on building its customer and revenue base. This change in business activity resulted in the Registrant quickly increasing its revenue and its profitability.

      - For the three months ended December 31, 2003, the Registrant was able to generate a profit of $0.3 million. The Registrant also increased revenue from $1.3 million in 2001 to $38.7 million in 2003, while reducing its loss from ($14.9 million) in 2001 to ($3.2 million) in 2003. The Registrant respectfully submits that these facts demonstrate that the initial losses and marginal revenue reflected its status as a business in the "start-up stage" during 2001, 2002 and the first 3 quarters of 2003. As its business has evolved the Registrant has realized significant increases in revenue and profitability beginning in the last quarter of 2003.

      - In every quarter since the fourth quarter of 2003, the Registrant has increased its revenue and income. For the year ended December 31, 2004, the Registrant generated $70 million in revenue and earned $7.7 million. The strong revenue and earnings growth continued into the first quarter of 2005 with quarterly revenue of $23.3 million and income of $3.7 million. Overall margins improved from 10.9% in 2004 to 15.6% as of the first quarter of 2005.

      - In determining the impact of the favorable revenue and earnings trends for the business on the Registrant's ability to utilize its deferred tax assets, the Company has also assumed that even with no incremental margin or revenue growth, it is likely that it would be able to utilize its deferred tax assets, other than those subject to a Section 382 limitation, and taking into account the estimated reversal period of the assets. With the exception of the net operating losses that have a 20 year carry-forward life, the Registrant has estimated that the longest carry-forward period for any of the remaining deferred tax assets is no more than 10 years.

      - Based on an overall 43% federal and state effective income tax rate, the Registrant would need to generate income of $13.7 million ($5.9M / 43%) to utilize the net deferred tax assets at December 31, 2004. Assuming no revenue growth in 2005 and 2006 relative to 2004, the Registrant would generate income of $15.4 million ($7.7 million x 2). The Registrant would thus earn enough income to be able to fully utilize the net deferred tax assets.

      - The Registrant determined that the recent positive earnings history, the changes in its business operations and the relatively short carry-forward period of its deferred tax assets not related to the net operating losses, is sufficient positive evidence to justify the reversal of a potion of the valuation allowance. The amount of the valuation allowance reversed was calculated as an amount equal to all of the net deferred tax assets not subject to a Section 382 limitation, plus the amount of the deferred tax asset equal to the annual Section 382 limitation for 2005 and 2006. Based on the evidence, the Registrant respectfully submits that it is more likely than not that the income it expects to earn in 2005 and 2006, using a conservative forecast based on 2004 results and margins, will be sufficient to utilize the deferred tax assets as computed above.

      - The Registrant has maintained a valuation allowance of approximately $3.3 million, which is the portion of the remaining net operating loss that will be subject to the Section 382 limitation, after reduction for the annual Section 382 limitation that it expects to be able to use in 2005 and 2006. Given the limited history of its recent positive earnings, the Registrant respectfully submits that there is not sufficient positive evidence at this time to indicate it was more likely than not that it would use all of the remaining net operating losses subject to

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 24

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         Section 382. As a result a valuation allowance was maintained on a portion of the net operating losses as discussed above. The Registrant will continue to monitor its valuation allowance at each reporting period.

     -   Reconciliation of Valuation Allowance Narrative and Disclosure.

      The Registrant has revised the disclosure in Amendment No. 1 to update the valuation allowance as of December 31, 2003 from $16.1 million to $11.6 million, as the amount disclosed was a transposition error. Please refer to page F-31 of Amendment No. 1.

NOTE 13. STOCK OPTION PLAN, PAGE F-28

   62. PLEASE TELL US YOUR PROPOSED IPO PRICE, WHEN YOU FIRST INITIATED DISCUSSIONS WITH UNDERWRITERS AND WHEN THE UNDERWRITERS FIRST COMMUNICATED THEIR ESTIMATED PRICE RANGE FOR YOUR STOCK.

Response: The Registrant first initiated serious discussions with prospective underwriters in October 2004. In January 2005, several prospective underwriters made presentations to the Board. In April 2005, the Registrant chose to go forward with this offering and commenced preparation of the Registration Statement with the underwriters. In July 2005, the underwriters informed the Registrant that the estimated price range would likely be between $17.00 and $19.00 per share, based on anticipated 2006 earnings and continuing improvement in operating results during the remainder of 2005. The underwriters noted that the valuation that the Registrant would ultimately receive was inherently speculative and would be subject to market fluctuations and to fluctuations within the predicted growth rate of the Registrant.

   63. PLEASE PROVIDE US WITH THE FOLLOWING INFORMATION IN CHRONOLOGICAL ORDER FOR STOCK OPTION GRANTS AND OTHER EQUITY RELATED TRANSACTIONS FOR THE ONE YEAR PERIOD PRECEDING THE MOST RECENT BALANCE SHEET DATE AND THROUGH THE DATE OF YOUR RESPONSE:

         - THE NATURE AND TYPE OF STOCK OPTION OR OTHER EQUITY RELATED TRANSACTION;

         -  THE DATE OF GRANT/ISSUANCE;

         -  DESCRIPTION/NAME OF OPTION OR EQUITY HOLDER;

         -  THE REASON FOR THE GRANT OR EQUITY RELATED ISSUANCE;

         -  THE NUMBER OF OPTIONS OR EQUITY INSTRUMENTS GRANTED OR ISSUED;

         -  THE EXERCISE PRICE OR CONVERSION PRICE;

         -  THE FAIR VALUE OF UNDERLYING SHARES OF COMMON STOCK;

         - THE TOTAL AMOUNT OF DEFERRED COMPENSATION OR VALUE ASSIGNED TO BENEFICIAL CONVERSION FEATURE RECONCILED TO YOUR FINANCIAL STATEMENT DISCLOSURES; AND

         -  THE AMOUNT AND TIMING OF EXPENSE RECOGNITION.

         CONTINUE TO PROVIDE US WITH UPDATES TO THE REQUESTED INFORMATION FOR ALL EQUITY RELATED TRANSACTIONS SUBSEQUENT TO THIS REQUEST THROUGH THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

Response: In response to the Staff's comment, we have attached Exhibit E, which sets forth a summary of the Registrant's equity transactions up to the current date which includes the nature and type of stock option or other equity related transactions, the date of grant/issuance, a description of the option or equity holder, the reason for the grant or equity related issuance, the number of options or equity instruments

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 25

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granted or issued, the exercise price or conversion price, the fair value of underlying shares of common stock, the total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to the Registrant's financial statement disclosures and the amount and timing of expense recognition.

   64. PLEASE PROVIDE US WITH OBJECTIVE EVIDENCE THAT SUPPORTS YOUR DETERMINATION OF THE FAIR VALUE OF THE UNDERLYING SHARES OF COMMON STOCK AT EACH GRANT OR ISSUE DATE. THIS OBJECTIVE EVIDENCE COULD BE BASED ON VALUATION REPORTS THAT RELY ON METHODOLOGIES DISCUSSED IN THE AICPA PRACTICE AID "VALUATION OF PRIVATELY-HELD-COMPANY EQUITY SECURITIES ISSUED AS COMPENSATION" OR ON CURRENT CASH SALES OF THE SAME OR A SIMILAR COMPANY SECURITY TO A WILLING UNRELATED PARTY OTHER THAN UNDER TERMS AND CONDITIONS ARISING FROM A PREVIOUS TRANSACTION. WHERE YOU HAVE OBTAINED A THIRD-PARTY VALUATION, TELL US WHAT LEVEL OF ASSURANCE THE APPRAISER GAVE IN THE FAIR VALUE ASSESSMENT.

Response: Please refer to Exhibit B to this letter for details relating to the Registrant's determination of the fair market value of its granted options. At the time of significant stock option grants and in connection with several of the Registrant's acquisitions, the Registrant did obtain third party fair value assessments.

   65. RECONCILE AND EXPLAIN THE DIFFERENCES BETWEEN THE FAIR VALUES OF THE UNDERLYING COMMON STOCK AT EACH VALUATION DATE, INCLUDING THE DIFFERENCE BETWEEN THE MOST RECENT FAIR VALUE AND THE MIDPOINT OF YOUR IPO OFFERING RANGE. THIS RECONCILIATION SHOULD DESCRIBE SIGNIFICANT INTERVENING EVENTS WITHIN THE COMPANY AND CHANGES IN ASSUMPTIONS AS WELL AS WEIGHTING AND SELECTION OF VALUATION METHODOLOGIES EMPLOYED THAT EXPLAIN THE CHANGES IN THE FAIR VALUE OF YOUR COMMON STOCK UP TO THE FILING OF THE REGISTRATION STATEMENT.

Response: Please refer to Exhibit B to this letter for details relating to the Registrant's reconciliation of the fair market value of its granted options at each valuation date.

LLDG OPERATING COMPANY CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-74

   66. PLEASE TELL US MORE ABOUT LLDG'S RESTATEMENT REGARDING THE TRANSFER OF PAYMENT STREAMS. REFER TO THE AUTHORITATIVE LITERATURE THAT WAS RELIED ON TO SUPPORT THE RESTATEMENT AND HOW THEIR REVISED ACCOUNTING COMPLIED WITH THAT LITERATURE.

Response: In order to finance current operations, LLDG's transferred the rights to future payment streams (i.e. factoring without recourse) for a portion of customer contracts to financial institutions at a discount. Prior to the restatement, LLDG had recorded the proceeds for factored contracts at the time of the transfer as revenue. LLDG also previously recorded, upon the transfer of the payment streams, an expense for equipment and installation costs associated with the payment streams transferred.

      LLDG's management's original position was that as the transfer of the contract was without recourse, the earnings process was essentially complete and that no further obligation would exist on the part of LLDG.

      On reassessing the factoring arrangements, LLDG's management believes that the earnings process was not completed on the execution of the factored arrangement, as historically, significant updates to the underlying data and the replacement of equipment has taken place over the life of the arrangement. Accordingly, the sale to financial institutions is to be treated as a financing arrangement

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 26

(LATHAM & WATKINS LLP LOGO)


(essentially collateralized borrowings) separate from the revenue recognition process. The discount on the transfer is therefore recorded as interest over the life of the arrangement.

      The authoritative literature that was relied on by LLDG to support the restatement was EITF 88-18. The treatment of sale of future revenues is specifically considered in EITF 88-18, which creates a rebuttable presumption that the sale of future revenues should be considered debt if specific circumstances exist, one of which being "the enterprise has significant continuing involvement in the generation of cash flow due the investor." As noted above, management's historical practice of providing significant updates, technical support and equipment replacement (note: LLDG contracts do not require such support), are not considered inconsequential, and therefore, LLDG's earning process is not considered complete even though the legal form of the customer contract does not require LLDG to provide any additional services.

      Accordingly, proceeds from the sale should be treated as debt. EITF 88-18 then requires that such amounts be amortized under the interest method, which is the treatment adopted by LLDG.

CONSENTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   67. WE NOTE THAT THE CONSENTS OF PRICEWATERHOUSECOOPERS AND KPMG FILED AS EXHIBITS 23.2 AND 23.4, RESPECTIVELY, DO NOT APPEAR TO REFER TO THE APPROPRIATE AUDIT REPORT DATES. PLEASE REVISE THESE EXHIBITS.

Response: The Registrant has revised Exhibits 23.2 and 23.4 in Amendment No. 1, as requested.

PART II

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-2

   68. PLEASE REVISE TO INCLUDE THE AGGREGATE AMOUNT OF PROCEEDS RECEIVED FOR THE MARCH 19, 2003 SALE OF SECURITIES OR THE VALUE OF AGGREGATE AMOUNT OF NON-CASH CONSIDERATION. SIMILARLY, REGARDING THE MAY 25, 2005 ISSUANCE OF SECURITIES, PLEASE QUANTIFY THE CONSIDERATION PAID BY DIRECTORS, OFFICERS AND EMPLOYEES FOR 87,000 SHARES OF RESTRICTED STOCK. REFER TO ITEM 701(C) OF REGULATION S-K.

Response: The Registrant has added language to the appropriate paragraph indicating that the non-cash consideration for the March 19, 2003 sale of securities had a value for accounting purposes of $19.7 million (including direct acquisition costs of approximately $0.7 million). In addition, the Registrant has added language to the appropriate paragraph indicating that no cash consideration was paid by the directors, officers and certain employees who were issued 87,000 shares of restricted stock on May 25, 2005. Please refer to page II-2 of Amendment No. 1.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(A) EXHIBITS, PAGE II-3

   69. PLEASE NOTE WE PLAN TO REVIEW YOUR EXHIBITS WHEN THEY ARE FILED, AND MAY HAVE COMMENTS AT THAT TIME. ACCORDINGLY, WE SUGGEST THAT THE NEXT AMENDMENT INCLUDE AS MANY OF THE REQUIRED EXHIBITS AS MAY BE PRACTICABLE.

Response: The Registrant respectfully acknowledges the Staff's comment and has filed as many of the required exhibits as is currently practicable, as requested.

MR. MARK P. SHUMAN
SEPTEMBER 22, 2005
PAGE 27

(LATHAM & WATKINS LLP LOGO)


                                    * * * * *

      We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1284, Daniel Nam at (212) 906-1703 or Jason Frank at (212) 906-1796.

                                    Best regards,

                                    /s/  Kirk A. Davenport II

                                    Kirk A. Davenport II
                                    of LATHAM & WATKINS LLP

Enclosures

cc:   Neil Miller, Esq., U.S. Securities and Exchange Commission
      Eric D. Jacobs, Esq., DealerTrack Holdings, Inc.
      Daniel Nam, Esq., Latham & Watkins LLP
      Jason Frank, Esq., Latham & Watkins LLP
      Richard D. Truesdell, Jr., Esq., Davis Polk & Wardwell

                                   EXHIBIT A

                     Supporting Materials for Industry Data
                         [Submitted by hard copy only.]

                                  EXHIBIT B TO
                           DEALERTRACK HOLDINGS, INC.
                         LETTER DATED SEPTEMBER 22, 2005

INTRODUCTION

This Exhibit discusses the methodology employed by the Registrant in valuing for accounting purposes all stock options and restricted stock granted since January 1, 2004.

Since January 1, 2004, the Registrant granted to certain of its employees, officers and directors options to purchase common stock at exercise prices that the board of directors (the "BOARD") believed, at the time of grant, were equal to the values of the underlying stock at the time of each grant. The Registrant also granted shares of restricted stock to certain of its employees, officers and directors in May, June and July of this year. The Board based its initial determination of the value of the restricted stock and the shares of common stock underlying the options in part on valuations performed by Empire Valuation Consultants ("EMPIRE") as of March 2003 and January 2005. In valuing the common stock and evaluating the Empire valuation reports, the Board considered a number of factors, including:

      - The lack of liquidity for the Registrant's capital stock as a private company;

      -     The business risks the Registrant faced and key company milestones;

      - Third-party preferred stock investments and the impact of those investments on the common stock value; and

      - The likelihood of a liquidity event, such as an initial public offering.

As described above, at the time the stock options were granted, the Board believed that the per share exercise price of the common stock subject to options represented the fair value of that stock as of the grant date. The Board used the same values for purposes of the restricted stock grants. However, in connection with the preparation of the financial statements included in the Registration Statement, the Board noted that the fair value of the shares subject to the option awards granted during 2004 and 2005, as determined by the Board at the time of grant, were less than the estimated valuations that prospective underwriters communicated to the Board in early 2005 could be obtained in an initial public offering in the later half of 2005. As a result, the Board determined in July 2005, subsequent to the date of these stock and option grants and prior to the filing of the Registration Statement, that certain of the awards granted during this time period had a compensatory element. This determination was made by reassessing the fair value of the Registrant's common stock for all stock and option awards granted subsequent to the beginning of 2004 based, in part, on additional retrospective valuations prepared by Empire as of May 2004 and August 2004. The Board's July 2005 reassessment resulted in the compensation charges reflected in the financial statements included in the Registration Statement. These compensation charges are detailed in the final section of this Exhibit. The remainder of this Exhibit sets forth the methodology employed in valuing these stock and option grants for accounting purposes.

HISTORY OF CORPORATE FINANCINGS AND CAPITAL STRUCTURE

Below is a summary of preferred stock issuances from the Registrant's inception:

Series A and B

On February 1, 2001, the Registrant issued 2,000,000 shares of Series A and 1,250,000 shares of Series B to the founder in exchange for contributor assets valued at $9.9 million. In addition, 2,368,750 Series B shares where issued to unaffiliated third parties for $19.0 million in cash.

Series A-1 and B-1

On August 10, 2001, the Registrant issued 624,630 shares of each of the Series A-1 and B-1, in exchange for all the outstanding shares of webalg. Webalg was owned by unaffiliated third parties.

Series C

On December 28, 2001, the Registrant issued 5,942,254 shares of Series C to unaffiliated third parties and existing stockholders in exchange for $13.5 million in cash and the conversion of convertible notes in the amount of $9.3 million.

Series C-1

On April 22, 2002, the Registrant issued 2,119,851 shares of Series C-1 to new and unaffiliated third-party investors in exchange for $7.5 million in cash.

Series C-2

On December 4, 2002, the Registrant issued 134,924 shares of Series C-2 to management and directors of the Registrant in exchange for $495,000 in cash.

Series A-2 and C-3

On March 19, 2003, in connection with the acquisition of Credit Online, the Registrant issued 4,449,856 shares of Series A-2 (valued at $14.2 million) and 1,483,285 shares of Series C-3 (valued at $4.8 million), in exchange for all the outstanding capital stock of Credit Online. In May 2003, the Registrant obtained an independent valuation of its equity securities in order to determine the valuation of the shares issued. The previous owners of Credit Online were unaffiliated third parties.

OPTION GRANTS

Set forth below is a summary of all options issued subsequent to January 1, 2004:

                Options         Exercise
Grant Date      Granted      Price/Shr. ($)                    Grantees
----------      -------      --------------                    --------
1/30/2004        258,925          2.80          Executive Officers and employees
4/21/2004         97,600          2.80          Executive Officers and employees
5/3/2004         372,575          2.80          Stock reissuance plan; Executive Officers
                                                and employees
5/3/2004         291,369          2.80          Executive Officers and employees
7/21/2004         25,000          2.80          Executive Officers and employees
8/18/2004        699,450          2.80          Executive Officers and employees
1/28/2005         51,500          9.00          Executive Officers and employees
3/18/2005         37,600          9.00          Executive Officers and employees
4/20/2005         65,000          9.00          Executive Officers and employees
5/26/2005        960,850         12.92          Directors, executive officers and employees
6/29/2005         30,000         12.92          Director
7/28/2005         75,125         17.08          Director and employees
               ---------
     TOTAL     2,964,994
               ---------

RESTRICTED STOCK GRANTS

Set forth below is a summary of all restricted stock grants since January 1, 2004:

                                   Board's
                              Determination of
               Number of       Stock Value on
Grant Date      Shares          Date of Grant                 Grantees
----------      ------          -------------                 --------
5/26/2005       101,000            $14.30          Directors and Executive Officers
6/29/2005         3,500            $14.30          Director
7/28/2005         3,500            $18.00          Director
                -------
Total           108,000
-----           -------

ASSESSMENT OF FAIR VALUE

In assessing the fair value of the common stock underlying the option awards and included in the restricted stock awards granted subsequent to the beginning of 2004, the Board used periodic independent valuation reports and took into account all other circumstances that it deemed relevant. There were no quoted market prices in active markets for the Registrant's common stock and there were no arms'-length cash transactions with unrelated parties during the applicable period. As a result, in order to assist the Board in determining the fair value of the common stock, the Registrant engaged Empire, an unrelated valuation specialist, to perform a valuation of the Registrant at specified dates. Empire completed independent valuations as of March 2003, May 2004, August 2004 and January 2005. For purposes of determining the fair value of its common stock in May 2005, the Registrant also considered valuation data supplied by three reputable investment banks, Bank A, Bank B and Bank C, each of whom was engaged in discussions with the Registrant regarding possible retention as the lead underwriter for this offering.

A summary of the valuation assumptions used by Empire and the investment banks are as follows:

EMPIRE: Empire calculated a weighted average valuation utilizing several common valuation methods, including a discounted cash flow analysis, guideline company approach and excess earnings approach.

INVESTMENT BANKS: Bank A, Bank B and Bank C calculated the estimated valuation of the Registrant in the context of an initial public offering in the latter half of 2005, based on market and other conditions at the time, using a multiple of projected 2006 earnings based upon the multiples of a selection of comparable public companies (which selection varied among the three firms) and applied a customary "IPO discount" of 15% to reflect the fact that investors in an initial public offering typically expect to purchase shares at a modest discount to the value of an established public company. The information prepared by the investment banks consisted of estimates of where an offering in late 2005, based on market conditions and other conditions at the time, would price and was not intended to reflect the Registrant's value at any earlier date.

In the valuations performed by Empire, they applied two separate discounts. The first discount was based upon the illiquidity of the Registrant's equity versus the publicly traded comparable companies. The second discount was based upon the differences in relative value between the Registrant's preferred stock and common stock. The investment banks applied only the "IPO discount," as they only looked at the Registrant's equity value assuming conversion of all outstanding preferred stock into common stock.

The discounts applied by Empire as compared to those utilized by the Registrant in preparing its financial statements included in the Registration Statement are as follows:

 Valuation          Illiquidity Discount           Discount for Common Stock
                    --------------------           -------------------------
   Date          Empire        The Registrant      Empire      The Registrant
   ----          ------        --------------      ------      --------------
 March-03          25%              25%              65%             0%
  May-04        20% - 25%           15%              35%             0%
 August-04      20% - 25%           15%              25%             0%
January-05      20% - 25%            5%              20%             0%

                    Illiquidity Discount           Discount for Common Stock
                       The Registrant                   The Registrant
                       --------------                   --------------
  May-05                         5%                            0%
  July-05                        0%                            0%

In analyzing the value of the shares of common stock underlying the option awards and included in the restricted stock awards granted since the beginning of 2004, the Board grouped the awards into six categories based on chronology:

-     Awards granted in January 2004,

-     Awards granted in April, May and July 2004,

-     Awards granted in August 2004,

-     Awards granted in January 2005 through April 2005,

-     Awards granted in May and June 2005, and

-     Awards granted in July 2005.

The Board determined that it was appropriate to group the awards in this way, as no material events occurred between the beginning and end of each chronological period that triggered a material change in the value of the Registrant's equity.

The following discussion provides additional insight into the Board's assessment of the value of the common stock for each category.

Options awards granted in January 2004

The option awards granted in January 2004 were valued based upon the first independent valuation completed by Empire as of March 2003. In March 2003, Empire valued the Registrant's common stock at $1.15 per share. The Board felt that the discount for an illiquid minority interest (25%) coupled with the discount attributed to the junior status of the Registrant's common shares (65%) that Empire was utilizing were excessive and decided to issue the options with an exercise price of $2.80. This value reflects a 25% discount for illiquidity, but eliminates the discount attributed to the junior status of the Registrant's common shares. As no material event transpired between March 2003 and January 2004, the Registrant believes that it was both appropriate and reasonable to assume that the January 2004 options were granted at or above fair market value. The following factors were considered in the Board's assessment:

- The Registrant had completed a strong year in 2003, but recorded a loss of approximately $3.3 million and did not meet the 2003 budgets utilized in the Empire valuation conducted in March 2003,

- The Registrant was highly reliant on its credit application product at that time (84% of 2003 revenue was from a single product) with yet unrealized plans of expanding its dealer subscription products (as of January 2004, most subscription products were less than a year old, with no established track record),

-     The Registrant had incurred losses since inception, and

- The Registrant was at an early stage of establishing ongoing, stable relationships with dealer customers, financing sources and other service and information providers and, therefore, prospects for the future were not secure.

The Board did not apply any discount to the option values associated with the vesting requirements of the options.

The following key metrics were examined by the Board in assessing the value of the Registrant's common stock as of January 2004:

2003 ACTUAL REVENUE (IN THOUSANDS):

      PRODUCT               REVENUE           PERCENTAGE
      -------               -------           ----------
Transaction Revenue         $32,655               84%
Subscription Revenue         $4,107               11%
       Other                 $1,917               5%
                             ------               --
       Total                $38,679              100%
                             ------              ----

2003 ACTUAL AMOUNTS VS. EMPIRE VALUATION PROJECTIONS (IN THOUSANDS):

Note: The following table only includes key financial metrics. As described above, 2003 actual performance fell short of the projections used by Empire for its March 2003 valuation.

                        ACTUAL       EMPIRE      DIFFERENCE       PERCENTAGE
                        ------       ------      ----------       ----------
     Revenue           $38,679       44,602       (5,923)            (13%)
Net (loss) income      $(3,289)       1,942       (5,231)           (269%)
      EBITDA            $7,746       10,138       (2,392)            (24%)

Option awards granted in May and July 2004

The Registrant reassessed the fair value of the option awards issued in April, May and July of 2004 based upon a valuation performed by Empire as of May 2004. Empire's valuation as of May 2004 was performed in July 2005 as part of the Board's July reassessment of the value of the Registrant's common stock for purposes of preparing the financial statements included in the Registration Statement. The Registrant chose May 2004 as an appropriate time to perform a second valuation as it was several months prior to a significant acquisition that was completed in August of 2004 (the LML acquisition) and a significant amount of options were granted in May 2004. The Registrant believes that it is appropriate to group the April 2004, May 2004 and July 2004 awards together as no material events transpired between April and July of 2004 that triggered a material change in the value of the Registrant's equity.

The assessed fair value of these awards is primarily based upon the May 2004 valuation performed by Empire. However, the Registrant reduced the illiquidity discount used by Empire (the Registrant utilized a 15% discount rate versus the 20-25% rate used by Empire) and eliminated the 35% discount applied by Empire to account for the junior status of the Registrant's common shares. After these adjustments, the Registrant arrived at a value of $5.86 per share.

The increase in the value of our common stock from $2.80 per share as of January 2004 to $5.86 per share as of May 2004 was primarily due to:

- The continued growth and success in expanding the dealer products, and the Board's expectation that the positive trends seen in 2003 would continue,

- The successful integration of Credit Online (consummated in March 2003) and the acquisition of dealerAccess, which was consummated in January 2004,

- The increased likelihood of achieving profitability in the near term as demonstrated by a second (and consecutive) quarter of profitability in the first fiscal quarter of 2004,

-     The continued increase in the dealer and lender customer base, and

-     The continued increase in transactions processed and active subscriptions.

The Board did not apply any discount to the option values associated with the vesting requirements of the options.

The following key metrics were examined by the Board in assessing the value of the Registrant's common stock for the period from May to July 2004:

2004 FORECASTED REVENUE BY PRODUCT (PRIOR TO THE LML ACQUISITION AND IN THOUSANDS):

      PRODUCT            REVENUE       PERCENTAGE
      -------            -------       ----------
Transaction revenue      $44,260           71%
Subscription revenue     $18,107           29%
       Total             $62,367          100%

2003 ACTUAL EBITDA AND NET LOSS AND 2004 BUDGETED EBITDA AND NET LOSS (IN THOUSANDS):

Note: The following table illustrates the anticipated improvements in operating results from 2003 to 2004 and only includes key financial metrics.

                    EBITDA      NET (LOSS) INCOME
                    ------      -----------------
 2003 Actual       $ 7,746           (3,289)
2004 Forecast      $12,507            3,053

Option awards granted in August 2004

The Registrant reassessed the fair value of the awards issued in August 2004 based upon a valuation performed by Empire as of August 2004. Empire's valuation as of August 2004 was performed in July 2005 as part of the Board's reassessment of the value of the Registrant's common stock for purposes of preparing the financial statements included in the Registration Statement. The Registrant chose August 2004 as an appropriate time to perform the third valuation as it was subsequent to a significant acquisition that was completed in August of 2004 (the LML acquisition) and a significant amount of options were granted in August 2004.

The assessed fair value of these awards is primarily based upon the August 2004 valuation performed by Empire. However, the Registrant reduced the illiquidity discount used by Empire (the Registrant utilized a 15% discount rate versus 20%-25% rate used by Empire) and eliminated the 25% discount applied by Empire to account for the junior status of the Registrant's common shares. After these adjustments, the Registrant arrived at a value of $6.73 per share.

The increase in the share price from $5.86 as of May 2004 to $6.73 as of August 2004 was primarily due to:

- The completion of the acquisition of LML in August 2004 which expanded the Registrant's customer base and product offerings,

- The continued growth and success in expanding the dealer subscription products as presented in the table below,

- The continued profitability in 2004 and the likelihood of profitability in 2005 (as demonstrated by the actual results for fiscal 2004 -- available only in hindsight -- and the 2005 budgeted projections),

-     The continued increase in dealer and lender customer base, and

-     The continued increase in transactions processed and active subscriptions.

The Board did not apply any discount to the option values associated with the vesting requirements of the options.

The following key metrics were examined by the Board in assessing the value of the Registrant's common stock as of August 2004:

2004 FORECASTED REVENUE BY PRODUCT (SUBSEQUENT TO THE LML ACQUISITION AND IN THOUSANDS):

      PRODUCT                       REVENUE                 PERCENTAGE
      -------                       -------                 ----------
Transaction revenue                 $56,358                     81%
Subscription revenue                $13,528                     19%
       Total                        $69,886                    100%

2003 (ACTUAL), 2004 (ACTUAL) AND 2005 (FORECAST) COMPARISONS (IN THOUSANDS):

                                 2003 ACTUAL                  2004 ACTUAL                 2005 FORECAST
                                 -----------                  -----------                 -------------
     Revenue                       $38,679                      70,044                        96,000
Net (loss) income                  $(3,289)                     11,253                        7,500
      EBITDA                        $7,746                      18,595                        24,100

2002, 2003, 2004 AND Q1-2005 COMPARISON OF TRANSACTIONS PROCESSED, FINANCING SOURCES, ACTIVE DEALERS AND ACTIVE SUBSCRIPTIONS:

                                              2002           2003           2004         Q1-2005
                                            ---------     ----------     ----------     ----------
Transactions processed (during period)      6,912,272     22,995,715     33,964,195     13,173,374
   Financing sources (at period end)               21             55             94            110
    Active dealers (at period end)             12,752         15,999         19,150         20,109
 Active subscriptions (at period end)             317          3,030          7,705          9,825

Option awards granted January 2005 through April 2005

The Registrant reassessed the fair value of the option awards issued in January through April of 2005 based upon a valuation performed by Empire as of January 2005. Empire's valuation as of January 2005 was performed in January 2005. The Registrant chose January 2005 as an appropriate time to perform an additional valuation as it had achieved annual profitability for the first time in 2004, the acquisition of Go Big was completed in January 2005 and the successful integration of LML had become apparent. No other material events occurred between January and April 2005 that triggered a change in the value of the Registrant's equity.

The assessed fair value of these option awards is primarily based upon the January 2005 valuation performed by Empire. However, the Registrant reduced the illiquidity discount used by Empire (the Registrant utilized a 5% discount versus the 20-25% used by Empire) and eliminated the 20% discount applied by Empire to account for the junior status of the Registrant's common shares. After these adjustments, the Registrant arrived at a value of $9.00 per share.

The increase in the share price from $6.73 as of August 2004 to $9.00 as of January 2005 was primarily due to:

- Attaining profitability in 2004 and a 2005 budget that anticipated increasing profitability,

-     The successful integration of the business acquired from LML,

-     The successful acquisition of Go Big in January 2005,

- The decrease in the illiquidity attributable to the increasing probability of an initial public offering in the second half of 2005,

- The continued growth and success in expanding the dealer subscription products,

-     The continued increase in dealer and lender customer base, and

- The continued increase in transactions processed and active subscriptions. The Board did not apply any discount to the option values associated with the vesting requirements of the options.

The following key metrics were examined by the Board in assessing the value of the Registrant's common stock for the period from January to April 2005:

2003 (ACTUAL), 2004 (ACTUAL) AND 2005 (FORECAST) COMPARISONS (IN THOUSANDS):

                                 2003 ACTUAL                  2004 ACTUAL                 2005 FORECAST
                                 -----------                  -----------                 -------------
     Revenue                       $38,679                      70,044                        96,000
Net (loss) income                  $(3,289)                     11,253                         7,500
      EBITDA                       $ 7,746                      18,595                        24,100

2002, 2003, 2004 AND 2005 (FORECAST) COMPARISON OF TRANSACTIONS PROCESSED, FINANCING SOURCES, ACTIVE DEALERS AND ACTIVE SUBSCRIPTIONS:

                                               2002          2003           2004      2005 (FORECAST)
                                               ----          ----           ----      ---------------
Transactions processed (during period)      6,912,272     22,995,715     33,964,195     45,500,000
  Financing sources (at period end)                21             55             94            196
    Active dealers (at period end)             12,752         15,999         19,150     Over 20,000
 Active subscriptions (at period end)             317          3,030          7,705         15,652

Option and restricted stock awards granted as of May and June 2005

The Board reassessed the fair value of the option and restricted stock awards issued in May and June 2005 based upon information provided to the Registrant in January 2005 by the three investment banking firms pitching the Registrant to be the lead underwriter in the initial public offering. Each investment bank made clear that the prospective values being discussed in January 2005 related to estimates of where an initial public offering would price in late 2005, based on market and other conditions at the time, and were not intended to reflect the Registrant's equity value at any earlier date. These estimates were based in large part on forecasted results for 2006 and continuingly improving operating results during 2005. The Board derived an average of what the three investment banks believed the Registrant's equity value would be in the context of an initial public offering in late 2005 as an established public company less a 15% "IPO discount" (to reflect the fact that investors in an initial public offering typically expect to purchase shares at a modest discount to an established public company's value) and applied an additional 5% illiquidity discount to arrive at the new fair value. Based on this methodology, the Registrant arrived at a value of $14.30 per share.

The calculation is as follows:

Fair value per share of common stock

MAY 26, 2005

                               Shares
                            Outstanding
                            -----------
Convertible Preferred        26,397,589
Common                          669,395
Options                       2,038,270
                             ----------
   Fully converted basis     29,105,254

Estimated IPO value of the Registrant's Equity in second half of 2005 (based on 2006 forecasted results):

                                            Bank A         $ 600,000,000
                                            Bank B           700,000,000
                                            Bank C           600,000,000

                                            AVG              633,333,333

Less 15% "IPO Discount"                                      (95,000,000)

Less IPO Primary Proceeds                                   (100,000,000)*
                                                           -------------
Enterprise Value Not Held by Public                        $ 438,333,333
Less 5% Illiquidity Discount                                 (21,916,666)
                                                           -------------
Total Equity Value                                         $ 416,416,667
 Shares Outstanding Not Held by Public                        29,105,254
Value per Share                                            $      14.307
                                                           =============

FMV - PER SHARE AT 5/26/05                                 $      14.300

The increase in the share price from of $9.00 as of April 2005 to $14.30 as of May and June 2005 was primarily due to:

- The successful acquisitions of ALG and Chrome, two well-know industry leaders in data solutions, which closed in May 2005,

- The successful acquisition of NAT, an established provider of aftermarket solutions, which closed in May 2005,

- Strong operating results in the first quarter of 2005 and continuing confidence in the prospects for the full year 2005,

-     A strong forecast for 2006,

- The continued growth and success in expanding dealer subscriptions products,

-     The continued increase in the dealer and lender customer base, and

-     The continued increase in transactions processed and active subscriptions.

The Board did not apply any discount to the option values associated with the vesting requirements of the options.

-------------
* Reflects the value of equity anticipated to be sold in the initial public offering (primary shares only).

RECONCILIATION OF AN ESTIMATED IPO PRICE OF $18.00 (THE MIDPOINT OF AN EXPECTED $17 TO $19 RANGE AT Q4 2005) TO FAIR MARKET VALUE OF COMMON STOCK OF $14.30 AS OF MAY AND JUNE 2005

The primary reconciling item between the estimated initial public offering price of $18.00 and the fair market value of the options and restricted stock granted in May and June of 2005 is the removal of the 5% illiquidity discount, continued strong operating results in 2005 (as demonstrated by the preliminary reports of operating results through June 30) and the actual filing of the Registration Statement in July 2005. Additionally, the Registrant's expectation that the acquisitions of Chrome, NAT and ALG would be successfully integrated into the Registrant by the end of 2005 is increasing over time.

Options and restricted stock awards granted in July 2005

The Board assessed the fair value of the Registrant's common shares at $18.00 for purposes of valuing the options and restricted stock granted in July 2005. The $18.00 per share valuation reflects the midpoint of the estimated offering range in the initial public offering. No discount was applied to this value for illiquidity or to reflect vesting requirements.

The increase in the share price from $14.30 in May/June 2005 to $18.00 in July 2005 is based primarily upon the actual filing of the Registration Statement in July 2005, continuing strong operating results in 2005 (as evidenced by the more definitive reports of results for the second quarter of 2005), continuing and growing confidence in the forecast for 2006, the further integration of Chrome, NAT and ALG into the Registrant's business and the Registrant's increasing confidence in the likelihood of a successful initial public offering being consummated in the fourth quarter of 2005.

RESULTS OF REASSESSMENT

Based upon the Board's July 2005 reassessment of the fair value of the Registrant's common shares, the Registrant recorded deferred stock compensation expense to the extent that the reassessed value of its common stock at the date of each option grant exceeded the exercise price of the options awarded. A summary of these compensation charges is as follows:

               OPTIONS/
              RESTRICTED       GRANT        FMV PER SHARE (EMPIRE/    VALUATION W/O    INTRINSIC     TOTAL COMP
GRANT DATE      SHARES       PRICE/SHR.       INVESTMENT BANKS)         DISCOUNT       VALUE/SHR.     CHARGE*
----------      ------       ----------       -----------------         --------       ----------     ------
1/30/2004       258,925            2.80             1.15                  2.76               --             --
4/21/2004        97,600            2.80             3.49                  5.86             3.06        298,656
 5/3/2004       372,575            2.80             3.49                  5.86             3.06      1,140,080
 5/3/2004       291,369            2.80             3.49                  5.86             3.06        891,589
7/21/2004        25,000            2.80             3.49                  5.86             3.06         76,500
8/18/2004       699,450            2.80             4.66                  6.73             3.93      2,748,839
1/28/2005        51,500            9.00             5.93                  8.60            (0.40)            --
3/18/2005        37,600            9.00             5.93                  8.60            (0.40)            --
4/20/2005        65,000            9.00             5.93                  8.60            (0.40)            --
5/26/2005       960,850           12.92            12.92                 14.30             1.38      1,325,973
5/26/2005       101,000*            N/A            12.92                 14.30            14.30      1,444,300
6/29/2005        30,000           12.92            12.92                 14.30             1.38         41,400
6/29/2005         3,500*            N/A            12.92                 14.30            14.30         50,050
7/28/2005        75,125           17.08            18.00                 18.00             0.92         69,155
7/28/2005         3,500*            N/A            18.00                 18.00            18.00         63,000
              ---------                                                                              ---------
  TOTAL       3,072,994                                                                              8,149,542
              =========                                                                              =========

-------------
*Reflects the aggregate compensation charge to be taken for each award. The aggregate amount for each award is recognized over time based on the applicable vesting schedule.

                                  EXHIBIT C

                     Net Roadshow Master Services Agreement
                         [Submitted by hard copy only.]

                                  EXHIBIT D

                        Directed Share Program Materials
                         [Submitted by hard copy only.]

                                  EXHIBIT E

The purpose of all of the stock option grants and grants of restricted stock set forth below was to (a) further the growth and success of the Company; and (b) provide a means of rewarding outstanding performance of the directors, officers and employees of, advisors to, and independent consultants or independent contractors to the Company or its Subsidiaries.

Executive officers named in the Registration Statement are listed by name. Directors are listed by name. All other individuals who were company employees at the time of receipt of stock options are listed together as "Employees".

JULY 21, 2004

Description/Name    Number of   Exercise Price   Fair Value of   Total Amount of   Timing of
of Option or        Options                      Underlying      Deferred          Expense
Equity Holder                                    Shares of       Compensation      Recognition
                                                 Common Stock
-----------------   ---------   --------------   -------------   ---------------   -----------
Employees           25,000      $2.80            $5.86           $76,500           4 years

AUGUST 18, 2004

Description/Name    Number of   Exercise Price   Fair Value of   Total Amount of   Timing of
of Option or        Options                      Underlying      Deferred          Expense
Equity Holder                                    Shares of       Compensation      Recognition
                                                 Common Stock
-----------------   ---------   --------------   -------------   ---------------   -----------
Employees           324,659     $2.80            $6.73           $1,275,910        4 years
Robert Cox          65,000      $2.80            $6.73           $255,450          4 years
Charles Giglia      90,000      $2.80            $6.73           $353,700          4 years
Eric Jacobs         50,000      $2.80            $6.73           $196,500          4 years
Mark O'Neil         167,000     $2.80            $6.73           $656,310          4 years
Vincent Passione    103,000     $2.80            $6.73           $404,790          4 years

JANUARY 28, 2005

Description/Name    Number of   Exercise Price   Fair Value of   Total Amount of   Timing of
of Option or        Options                      Underlying      Deferred          Expense
Equity Holder                                    Shares of       Compensation      Recognition
                                                 Common Stock
-----------------   ---------   --------------   -------------   ---------------   -----------
Employees           51,500      $9.00            $8.60           n/a               n/a

MARCH 18, 2005

Description/Name    Number of   Exercise Price   Fair Value of   Total Amount of   Timing of
of Option or        Options                      Underlying      Deferred          Expense
Equity Holder                                    Shares of       Compensation      Recognition
                                                 Common Stock
-----------------   ---------   --------------   -------------   ---------------   -----------
Employees           37,600      $9.00            $8.60           n/a               n/a

APRIL 20, 2005

Description/Name    Number of   Exercise Price   Fair Value of   Total Amount of   Timing of
of Option or        Options                      Underlying      Deferred          Expense
Equity Holder                                    Shares of       Compensation      Recognition
                                                 Common Stock
-----------------   ---------   --------------   -------------   ---------------   -----------
Employees           65,000      $9.00            $8.60           n/a               n/a

MAY 26, 2005

Description/Name    Number of   Exercise Price   Fair Value of   Total Amount of   Timing of
of Option or        Options                      Underlying      Deferred          Expense
Equity Holder                                    Shares of       Compensation      Recognition
                                                 Common Stock
-----------------   ---------   --------------   -------------   ---------------   -----------
Employees           580,000     $12.92           $14.30          $800,400          4 years
Director:           30,000      $12.92           $14.30          $41,400           3 years
Mary
Cirillo-Goldberg
Director:           10,000      $12.92           $14.30          $13,800           1 year
Mary
Cirillo-Goldberg
Director:           10,000      $12.92           $14.30          $13,800           Immediate
Mary
Cirillo-Goldberg
Robert Cox          50,000      $12.92           $14.30          $69,000           4 years
Director:           30,000      $12.92           $14.30          $41,400           3 years
Steven Dietz
Director:           10,000      $12.92           $14.30          $13,800           1 year
Steven Dietz
Charles Giglia      30,000      $12.92           $14.30          $41,400           4 years
Eric Jacobs         50,000      $12.92           $14.30          $69,000           4 years
Mark O'Neil         125,000     $12.92           $14.30          $172,500          4 years
Vincent Passione    60,000      $12.92           $14.30          $82,800           4 years
Director:           30,000      $12.92           $14.30          $41,400           3 years
James David Power
Director:           10,000      $12.92           $14.30          $13,800           1 year
James David Power
Director:           10,000      $12.92           $14.30          $13,800           Immediate
James David Power
Director:           30,000      $12.92           $14.30          $41,400           3 years
Howard Tischler
Director:           10,000      $12.92           $14.30          $13,800           1 year
Howard Tischler

Description/Name    Number of      Fair Value of    Total Amount of   Timing of
of Option or        Shares of      Underlying       Deferred          Expense
Equity Holder       Restricted     Shares of        Compensation      Recognition
                    Common Stock   Common Stock
                    Granted
-----------------   ------------   --------------   ---------------   ---------------
Director:           3,500          $14.30           $50,050           3 years
Mary
Cirillo-Goldberg
Robert Cox          10,000         $14.30           $143,000          4 years
Director:           3,500          $14.30           $50,050           3 years
Steven Dietz
Charles Giglia      5,000          $14.30           $71,500           4 years
Eric Jacobs         10,000         $14.30           $143,000          4 years
Mark O'Neil         30,000         $14.30           $429,000          4 years
Vincent Passione    15,000         $14.30           $214,500          4 years
Director:           3,500          $14.30           $50,050           3 years
James David Power
Director:           3,500          $14.30           $50,050           3 years
Howard Tischler

JUNE 29, 2005

Description/Name    Number of      Exercise Price   Fair Value of     Total Amount of   Timing of
of Option or        Options                         Underlying        Deferred          Expense
Equity Holder                                       Shares of         Compensation      Recognition
                                                    Common Stock
-----------------   ------------   --------------   ---------------   ---------------   -----------
Director:           30,000         $12.92           $14.30            $41,400           3 years
Thomas Gibson

Description/Name    Number of      Fair Value of    Total Amount of   Timing of
of Option or        Shares of      Underlying       Deferred          Expense
Equity Holder       Restricted     Shares of        Compensation      Recognition
                    Common Stock   Common Stock
                    Granted
-----------------   ------------   --------------   ---------------   ---------------
Director:           3,500          $14.30           $50,050           3 years
Thomas Gibson

JULY 28, 2005

Description/Name    Number of      Exercise Price   Fair Value of     Total Amount of   Timing of
of Option or        Options                         Underlying        Deferred          Expense
Equity Holder                                       Shares of         Compensation      Recognition
                                                    Common Stock
-----------------   ------------   --------------   ---------------   ---------------   -----------
Employees           45,125         $17.08           $18.00            $41,515           4 years
Director:           30,000         $17.08           $18.00            $27,600           3 years
John J.
McDonnell, Jr.

Description/Name    Number of      Fair Value of    Total Amount of   Timing of
of Option or        Shares of      Underlying       Deferred          Expense
Equity Holder       Restricted     Shares of        Compensation      Recognition
                    Common Stock   Common Stock
                    Granted
-----------------   ------------   --------------   ---------------   ---------------
Director:           3,500          $18.00           $63,000           3 years
John J.
McDonnell, Jr.